Registration No. 333-125700
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 1 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 995

B.   Name of depositor:

                      FIRST TRUST PORTFOLIOS L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                           Copy to:
     JAMES A. BOWEN                        ERIC F. FESS
     c/o First Trust Portfolios L.P.       c/o Chapman and Cutler LLP
     1001 Warrenville Road                 111 West Monroe Street
     Lisle, Illinois  60532                Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on July 12, 2005 at 2:00 p.m. pursuant to Rule 487.

                ________________________________


                   Basic Materials Portfolio, Series 3
                    Equity Income Portfolio, Series 8
                      The Key 3 Portfolio, Series 8
                   Market Leaders Portfolio, Series 10
                     Utilities Portfolio, Series 10

                                 FT 995

FT 995 is a series of a unit investment trust, the FT Series. FT 995 consists of five separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust invests in a diversified portfolio of common stocks ("Securities") issued by companies in the industry sector or investment focus for which each Trust is named. The objective of each Trust is to provide the potential for above-average capital appreciation.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             FIRST TRUST (R)

                             1-800-621-9533


              The date of this prospectus is July 12, 2005

                        Table of Contents

Summary of Essential Information                            3
Fee Table                                                   6
Report of Registered Independent Public Accounting Firm     7
Statements of Net Assets                                    8
Schedules of Investments                                   11
The FT Series                                              17
Portfolios                                                 17
Risk Factors                                               20
Public Offering                                            22
Distribution of Units                                      24
The Sponsor's Profits                                      26
The Secondary Market                                       26
How We Purchase Units                                      26
Expenses and Charges                                       26
Tax Status                                                 27
Retirement Plans                                           29
Rights of Unit Holders                                     29
Income and Capital Distributions                           30
Redeeming Your Units                                       30
Removing Securities from a Trust                           31
Amending or Terminating the Indenture                      32
Information on the Sponsor, Trustee and Evaluator          33
Other Information                                          34

                        Summary of Essential Information

                                 FT 995


                    At the Opening of Business on the
                  Initial Date of Deposit-July 12, 2005


                    Sponsor:  First Trust Portfolios L.P.
                    Trustee:  The Bank of New York
                  Evaluator:  First Trust Advisors L.P.

                                                                                          Basic Materials   Equity Income
                                                                                          Portfolio         Portfolio
                                                                                          Series 3          Series 8
                                                                                          _________         _________
Initial Number of Units (1)                                                                   15,002            14,995
Fractional Undivided Interest in the Trust per Unit (1)                                     1/15,002          1/14,995
Public Offering Price:
    Aggregate Offering Price Evaluation of Securities per Unit (2)                        $    9.900         $   9.900
    Maximum Sales Charge of 4.95% of the Public Offering Price per
          Unit (5.00% of the net amount invested, exclusive of the
          deferred sales charge and creation and development fee) (3)                     $     .495         $    .495
    Less Deferred Sales Charge per Unit                                                   $    (.345)        $   (.345)
    Less Creation and Development Fee per Unit                                            $    (.050)        $   (.050)
Public Offering Price per Unit (4)                                                        $   10.000         $  10.000
Sponsor's Initial Repurchase Price per Unit (5)                                           $    9.555         $   9.555
Redemption Price per Unit (based on aggregate underlying
    value of Securities less deferred sales charge) (5)                                   $    9.555         $   9.555
Estimated Net Annual Distribution per Unit for the first year (6)                         $    .1583         $   .3554
Cash CUSIP Number                                                                         30269T 216        30269T 364
Reinvestment CUSIP Number                                                                 30269T 224        30269T 372
Fee Accounts Cash CUSIP Number                                                            30269T 232        30269T 380
Fee Accounts Reinvestment CUSIP Number                                                    30269T 240        30269T 398
Security Code                                                                                 039156            039168
Ticker Symbol                                                                                 FBAMJX            FTEIJX

First Settlement Date                     July 15, 2005
Mandatory Termination Date (7)            July 12, 2010
Income Distribution Record Date           Fifteenth day of each June and December, commencing December 15, 2005 for Basic
                                          Materials Portfolio, Series 3; and the fifteenth day of each month for Equity
                                          Income Portfolio, Series 8, commencing September 15, 2005.
Income Distribution Date (6)              Last day of each June and December, commencing December 31, 2005 for Basic
                                          Materials Portfolio, Series 3; and the last day of each month for Equity Income
                                          Portfolio, Series 8, commencing September 30, 2005.

_____________

See "Notes to Summary of Essential Information" on page 5.

                        Summary of Essential Information

                                 FT 995


                    At the Opening of Business on the
                  Initial Date of Deposit-July 12, 2005


                    Sponsor:  First Trust Portfolios L.P.
                    Trustee:  The Bank of New York
                  Evaluator:  First Trust Advisors L.P.

                                                                                          The Key 3         Market Leaders
                                                                                          Portfolio         Portfolio
                                                                                          Series 8          Series 10
                                                                                          _________         _____________
Initial Number of Units (1)                                                                   14,999            15,008
Fractional Undivided Interest in the Trust per Unit (1)                                     1/14,999          1/15,008
Public Offering Price:
    Aggregate Offering Price Evaluation of Securities per Unit (2)                        $    9.900        $    9.900
    Maximum Sales Charge of 4.95% of the Public Offering Price per
          Unit (5.00% of the net amount invested, exclusive of the
          deferred sales charge and creation and development fee) (3)                     $     .495        $     .495
    Less Deferred Sales Charge per Unit                                                   $    (.345)       $    (.345)
    Less Creation and Development Fee per Unit                                            $    (.050)       $    (.050)
Public Offering Price per Unit (4)                                                        $   10.000        $   10.000
Sponsor's Initial Repurchase Price per Unit (5)                                           $    9.555        $    9.555
Redemption Price per Unit (based on aggregate underlying
    value of Securities less deferred sales charge) (5)                                   $    9.555        $    9.555
Estimated Net Annual Distribution per Unit for the first year (6)                         $    .0796        $    .1024
Cash CUSIP Number                                                                         30269T 265        30269T 315
Reinvestment CUSIP Number                                                                 30269T 273        30269T 323
Fee Accounts Cash CUSIP Number                                                            30269T 281        30269T 331
Fee Accounts Reinvestment CUSIP Number                                                    30269T 299        30269T 349
Security Code                                                                                 039160            039164
Ticker Symbol                                                                                 FKYJYX            FMLJYX

First Settlement Date                     July 15, 2005
Mandatory Termination Date (7)            July 12, 2010
Income Distribution Record Date           Fifteenth day of each June and December, commencing December 15, 2005.
Income Distribution Date (6)              Last day of each June and December, commencing December 31, 2005.

_____________

See "Notes to Summary of Essential Information" on page 5.

                        Summary of Essential Information

                                 FT 995


                    At the Opening of Business on the
                  Initial Date of Deposit-July 12, 2005


                    Sponsor:  First Trust Portfolios L.P.
                    Trustee:  The Bank of New York
                  Evaluator:  First Trust Advisors L.P.

                                                                                                               Utilities
                                                                                                               Portfolio
                                                                                                               Series 10
                                                                                                               _________
Initial Number of Units (1)                                                                                        14,995
Fractional Undivided Interest in the Trust per Unit (1)                                                          1/14,995
Public Offering Price:
    Aggregate Offering Price Evaluation of Securities per Unit (2)                                             $    9.900
    Maximum Sales Charge of 4.95% of the Public Offering Price per Unit (5.00% of the net amount invested,
          exclusive of the deferred sales charge and creation and development fee) (3)                         $     .495
    Less Deferred Sales Charge per Unit                                                                        $    (.345)
    Less Creation and Development Fee per Unit                                                                 $    (.050)
Public Offering Price per Unit (4)                                                                             $   10.000
Sponsor's Initial Repurchase Price per Unit (5)                                                                $    9.555
Redemption Price per Unit (based on aggregate underlying value of Securities less deferred sales charge) (5)   $    9.555
Estimated Net Annual Distribution per Unit for the first year (6)                                              $    .3017
Cash CUSIP Number                                                                                              30269T 463
Reinvestment CUSIP Number                                                                                      30269T 471
Fee Accounts Cash CUSIP Number                                                                                 30269T 489
Fee Accounts Reinvestment CUSIP Number                                                                         30269T 497
Security Code                                                                                                      039172
Ticker Symbol                                                                                                      FTUIJX

First Settlement Date                     July 15, 2005
Mandatory Termination Date (7)            July 12, 2010
Income Distribution Record Date           Fifteenth day of each month, commencing September 15, 2005.
Income Distribution Date (6)              Last day of each month, commencing September 30, 2005.

_____________

                NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the close of business on the Initial Date of Deposit, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) Each listed Security is valued at its last closing sale price. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) The maximum sales charge consists of an initial sales charge, a deferred sales charge and the creation and development fee. See "Fee Table" and "Public Offering."

(4) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(5) The Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit will include the creation and development fee until the end of the initial offering period and estimated organization costs until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period as set forth under "Fee Table." After such dates, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such creation and development fee and estimated organization costs. See "Redeeming Your Units.

(6) The estimated net annual distributions for subsequent years for Basic Materials Portfolio, Series 3; Equity Income Portfolio, Series 8; The Key 3 Portfolio, Series 8; Market Leaders Portfolio, Series 10; and Utilities Portfolio, Series 10, $.1545, $.3469, $.0776, $.0999 and
$.2944, respectively, are expected to be less than the amounts for the first year because a portion of the Securities included in each Trust will be sold during the first year to pay for organization costs, the deferred sales charge and the creation and development fee. The actual net annual distributions you receive will vary from that set forth above with changes in each Trust's fees and expenses, in dividends received and with the sale of Securities. See "Fee Table" and "Expenses and Charges." Distributions from the Capital Account will be made monthly on the last day of each month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution.

(7) See "Amending or Terminating the Indenture."

                                    Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public
Offering" and "Expenses and Charges." Although each Trust has a term of approximately five years and is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                                                               Amount
                                                                                                               per Unit
                                                                                                               ________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge

Initial sales charge                                                                            1.00%(a)       $.100
Deferred sales charge                                                                           3.45%(b)       $.345
Creation and development fee                                                                    0.50%(c)       $.050
                                                                                                _______        _______
Maximum Sales Charge (including creation and development fee)                                   4.95%          $.495
                                                                                                =======        =======

Organization Costs (as a percentage of public offering price)
Estimated organization costs                                                                    .290%(d)       $.0290
                                                                                                =======        =======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative and evaluation fees                          .082%          $.0080
Trustee's fee and other operating expenses                                                      .171%(f)(g)    $.0168
                                                                                                _______        _______
Total                                                                                           .253%          $.0248
                                                                                                =======        =======

                                 Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust for the periods shown and sell your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that a Trust's operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs would be:

                                                       1 Year     3 Years     5 Years
                                                       ______     _______     _______
Basic Materials Portfolio, Series 3                    $549       $601        $657
Equity Income Portfolio, Series 8                       550        601         658
The Key 3 Portfolio, Series 8                           549        601         657
Market Leaders Portfolio, Series 10                     549        601         657
Utilities Portfolio, Series 10                          550        601         658

The example will not differ if you hold rather than sell your Units at the end of each period.

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 4.95% and the sum of any remaining deferred sales charge and creation and development fee.

(b) The deferred sales charge is a fixed dollar amount equal to $.345 per Unit for each Trust which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing January 20, 2006.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trusts. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period which is expected to be approximately six months from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%.

(d) Estimated organization costs will be deducted from the assets of a Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses include the costs incurred by each Trust for annually updating such Trust's registration statement. Other operating expenses, however, do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

(g) Due to their monthly distributions of income, the Trustee's fees and other operating expenses for Equity Income Portfolio, Series 8 and Utilities Portfolio, Series 10 are estimated to be .174%, or $.0170 per Unit per Trust. This increases total estimated annual operating expenses for Equity Income Portfolio, Series 8 and Utilities Portfolio, Series 10 to .255%, or $.0250 per Unit per Trust.

                        Report of Independent Registered
                             Public Accounting Firm

The Sponsor, First Trust Portfolios L.P., and Unit Holders
FT 995


We have audited the accompanying statements of net assets, including the schedules of investments, of FT 995, comprising Basic Materials Portfolio, Series 3; Equity Income Portfolio, Series 8; The Key 3 Portfolio, Series 8; Market Leaders Portfolio, Series 10; and Utilities Portfolio, Series 10 (collectively, the "Trusts") as of the opening of business on July 12, 2005 (Initial Date of Deposit). These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. The Trusts are not required to have, nor were we engaged to perform, an audit of the Trusts' internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trusts' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets, assessing the accounting principles used and significant estimates made by the Trusts' Sponsor, as well as evaluating the overall presentation of the statements of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York, the Trustee, and allocated between the Trusts for the purchase of Securities, as shown in the statements of net assets, as of the opening of business on July 12, 2005, by correspondence with the Trustee. We believe that our audits of the statements of net assets provide a reasonable basis for our opinion.

In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 995, comprising Basic Materials Portfolio, Series 3; Equity Income Portfolio, Series 8; The Key 3 Portfolio, Series 8; Market Leaders Portfolio,
Series 10; and Utilities Portfolio, Series 10, at the opening of business on July 12, 2005 (Initial Date of Deposit) in conformity with accounting principles generally accepted in the United States of America.




DELOITTE & TOUCHE LLP


Chicago, Illinois
July 12, 2005

                            Statements of Net Assets

                                 FT 995


                    At the Opening of Business on the
                  Initial Date of Deposit-July 12, 2005


                                                                                      Basic Materials     Equity Income
                                                                                      Portfolio           Portfolio
                                                                                      Series 3            Series 8
                                                                                      __________          __________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                                      $148,521            $148,454
Less liability for reimbursement
   to Sponsor for organization costs (3)                                                  (435)               (435)
Less liability for deferred sales charge (4)                                            (5,176)             (5,173)
Less liability for creation and development fee (5)                                       (750)               (750)
                                                                                      ________            ________
Net assets                                                                            $142,160            $142,096
                                                                                      ========            ========
Units outstanding                                                                       15,002              14,995
Net asset value per Unit (6)                                                          $  9.476            $  9.476

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                                 $150,021            $149,954
Less maximum sales charge (7)                                                           (7,426)             (7,423)
Less estimated reimbursement to
   Sponsor for organization costs (3)                                                     (435)               (435)
                                                                                      ________            ________
Net assets                                                                            $142,160            $142,096
                                                                                      ========            ========

_____________

See "Notes to Statements of Net Assets" on page 10.

                            Statements of Net Assets

                                 FT 995


                    At the Opening of Business on the
                  Initial Date of Deposit-July 12, 2005


                                                                                      The Key 3           Market Leaders
                                                                                      Portfolio           Portfolio
                                                                                      Series 8            Series 10
                                                                                      __________          __________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                                      $148,491            $148,575
Less liability for reimbursement
   to Sponsor for organization costs (3)                                                  (435)               (435)
Less liability for deferred sales charge (4)                                            (5,175)             (5,178)
Less liability for creation and development fee (5)                                       (750)               (750)
                                                                                      ________            ________
Net assets                                                                            $142,131            $142,212
                                                                                      ========            ========
Units outstanding                                                                       14,999              15,008
Net asset value per Unit (6)                                                          $  9.476            $  9.476

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                                 $149,991            $150,076
Less maximum sales charge (7)                                                           (7,425)             (7,429)
Less estimated reimbursement to
   Sponsor for organization costs (3)                                                     (435)               (435)
                                                                                      ________            ________
Net assets                                                                            $142,131            $142,212
                                                                                      ========            ========

_____________

See "Notes to Statements of Net Assets" on page 10.

                            Statements of Net Assets

                                 FT 995


                    At the Opening of Business on the
                  Initial Date of Deposit-July 12, 2005


                                                                                                         Utilities
                                                                                                         Portfolio
                                                                                                         Series 10
                                                                                                         __________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                                       $148,450
Less liability for reimbursement to Sponsor for organization costs (3)                                       (435)
Less liability for deferred sales charge (4)                                                               (5,173)
Less liability for creation and development fee (5)                                                          (750)
                                                                                                         ________
Net assets                                                                                               $142,092
                                                                                                         ========
Units outstanding                                                                                          14,995
Net asset value per Unit (6)                                                                             $  9.476

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                                                    $149,950
Less maximum sales charge (7)                                                                              (7,423)
Less estimated reimbursement to Sponsor for organization costs (3)                                           (435)
                                                                                                         ________
Net assets                                                                                               $142,092
                                                                                                         ========

_____________

                    NOTES TO STATEMENTS OF NET ASSETS

(1) Each Trust invests in a diversified portfolio of common stocks. Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit issued by The Bank of New York, of which approximately $750,000 will be allocated $150,000 each among the five Trusts in FT 995, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $.0290 per Unit for each Trust. A payment will be made at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions from each Trust ($.345 per Unit), payable to the Sponsor in three equal monthly installments beginning on January 20, 2006 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through March 20, 2006. If Unit holders redeem their Units before March 20, 2006 they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit for each Trust) is payable by a Trust on behalf of Unit holders out of assets of a Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) Net asset value per Unit is calculated by dividing a Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period in the case of organization costs or the close of the initial offering period in the case of the creation and development fee.

(7) The aggregate cost to investors includes a maximum sales charge (comprised of an initial sales charge, a deferred sales charge and the creation and development fee) computed at the rate of 4.95% of the Public Offering Price per Unit for each Trust (equivalent to 5.00% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."

                             Schedule of Investments

                   Basic Materials Portfolio, Series 3
                                 FT 995


                    At the Opening of Business on the
                  Initial Date of Deposit-July 12, 2005


                                                                                  Percentage       Market       Cost of
Number        Ticker Symbol and                                                   of Aggregate     Value per    Securities to
of Shares     Name of Issuer of Securities (1)(4)                                 Offering Price   Share        the Trust (2)
________      ___________________________________                                 _________        ______       _________
              Chemicals (48%):
              ________________
  89          BF         BASF AG (ADR) (3)                                           4%            $66.76       $  5,942
 351          CE         Celanese Corporation*                                       4%             16.94          5,946
 128          DOW        The Dow Chemical Company                                    4%             46.39          5,938
 135          DD         E.I. du Pont de Nemours and Company                         4%             44.15          5,960
 208          LYO        Lyondell Chemical Company                                   4%             28.49          5,926
 173          NCX        NOVA Chemicals Corporation (3)                              4%             34.41          5,953
  92          PPG        PPG Industries, Inc.                                        4%             64.49          5,933
 122          PX         Praxair, Inc.                                               4%             48.50          5,917
 313          RPM        RPM International, Inc.                                     4%             18.97          5,938
 102          SIAL       Sigma-Aldrich Corporation                                   4%             58.07          5,923
 297          SYT        Syngenta AG (ADR) (3)                                       4%             20.00          5,940
 120          VAL        The Valspar Corporation                                     4%             49.59          5,951

              Construction Materials (4%):
              ____________________________
 134          CX         Cemex S.A. de C.V. (ADR) (3)                                4%             44.17          5,919

              Containers & Packaging (8%):
              ____________________________
 150          BLL        Ball Corporation                                            4%             39.72          5,958
 117          SEE        Sealed Air Corporation*                                     4%             50.66          5,927

              Metals & Mining (28%):
              _____________________
 215          AA         Alcoa Inc.                                                  4%             27.69          5,953
 210          BHP        BHP Billiton Limited (ADR) (3)                              4%             28.22          5,926
  99          CNX        CONSOL Energy Inc.                                          4%             59.85          5,925
 151          FCX        Freeport-McMoran Copper & Gold, Inc. (Class B)              4%             39.43          5,954
 154          NEM        Newmont Mining Corporation                                  4%             38.66          5,954
 118          NUE        Nucor Corporation                                           4%             50.50          5,959
  60          PD         Phelps Dodge Corporation                                    4%             99.50          5,970

              Paper & Forest Products (12%):
              ______________________________
 180          GP         Georgia-Pacific Corp.                                       4%             32.93          5,927
 151          TIN        Temple-Inland Inc.                                          4%             39.36          5,943
  91          WY         Weyerhaeuser Company                                        4%             65.26          5,939
                                                                                  ______                        ________
                               Total Investments                                   100%                         $148,521
                                                                                  ======                        ========

_____________

See "Notes to Schedules of Investments" on page 16.

                             Schedule of Investments

                    Equity Income Portfolio, Series 8
                                 FT 995


                    At the Opening of Business on the
                  Initial Date of Deposit-July 12, 2005


                                                                                Percentage        Market           Cost of
Number        Ticker Symbol and                                                 of Aggregate      Value per        Securities to
of Shares     Name of Issuer of Securities (1)(4)                               Offering Price    Share            the Trust (2)
_________     _____________________________________                             _________         ______           _________
              Consumer-Staples (12%):
              _______________________
  90          MO         Altria Group, Inc.                                       4%              $ 65.83          $  5,925
  74          RAI        Reynolds American Inc.                                   4%                79.76             5,902
 152          UL         Unilever Plc (ADR) (3)                                   4%                39.08             5,940

              Energy (16%):
              ______________
  89          BP         BP Plc (ADR) (3)                                         4%                66.43             5,912
 104          CVX        Chevron Corporation                                      4%                57.30             5,959
  68          KMI        Kinder Morgan, Inc.                                      4%                87.08             5,921
  91          RD         Royal Dutch Petroleum Company (3)                        4%                65.10             5,924

              Financial Services (36%):
              _________________________
 132          BAC        Bank of America Corporation                              4%                45.17             5,962
 129          C          Citigroup Inc.                                           4%                46.11             5,948
 137          FHN        First Horizon National Corporation                       4%                43.49             5,958
 170          JPM        JPMorgan Chase & Co.                                     4%                34.96             5,943
 169          NCC        National City Corporation                                4%                35.22             5,952
 201          USB        U.S. Bancorp                                             4%                29.52             5,934
 118          WB         Wachovia Corporation                                     4%                50.50             5,959
 144          WM         Washington Mutual, Inc.                                  4%                41.20             5,933
  96          WFC        Wells Fargo & Company                                    4%                61.73             5,926

              Healthcare (8%):
              _________________
 238          BMY        Bristol-Myers Squibb Company                             4%                24.94             5,936
 190          MRK        Merck & Co., Inc.                                        4%                31.24             5,936

              Materials (4%):
              ________________
  92          PPG        PPG Industries, Inc.                                     4%                64.49             5,933

              Telecommunication Services (12%):
              ________________________________
 220          BLS        BellSouth Corporation                                    4%                27.04             5,949
 250          SBC        SBC Communications Inc.                                  4%                23.79             5,948
 173          VZ         Verizon Communications Inc.                              4%                34.33             5,939

              Utilities (12%):
              ________________
 114          EXC        Exelon Corporation                                       4%                52.15             5,945
 132          PNW        Pinnacle West Capital Corporation                        4%                45.02             5,943
 165          SO         The Southern Company                                     4%                35.92             5,927
                                                                              ______                               ________
                               Total Investments                                100%                               $148,454
                                                                              ======                               ========

_____________

See "Notes to Schedules of Investments" on page 16.

                          Schedule of Investments

                      The Key 3 Portfolio, Series 8
                                 FT 995


                    At the Opening of Business on the
                  Initial Date of Deposit-July 12, 2005


                                                                                  Percentage        Market       Cost of
Number        Ticker Symbol and                                                   of Aggregate      Value per    Securities to
of Shares     Name of Issuer of Securities (1)(4)                                 Offering Price    Share        the Trust (2)
______        __________________________________                                  _________         ______       _________
              Financial Services (33.29%):
              ___________________________
  82          ALL        The Allstate Corporation                                   3.35%            $ 60.63      $  4,972
  92          AXP        American Express Company                                   3.34%              53.97         4,965
 110          BAC        Bank of America Corporation                                3.35%              45.17         4,969
  60          COF        Capital One Financial Corporation                          3.33%              82.38         4,943
 107          C          Citigroup Inc.                                             3.32%              46.11         4,934
 126          CFC        Countrywide Financial Corporation                          3.33%              39.25         4,945
  64          HIG        The Hartford Financial Services Group, Inc.                3.33%              77.32         4,948
  48          LEH        Lehman Brothers Holdings Inc.                              3.30%             102.15         4,903
  87          MER        Merrill Lynch & Co., Inc.                                  3.31%              56.60         4,924
  80          WFC        Wells Fargo & Company                                      3.33%              61.73         4,938

              Healthcare (33.33%):
              _____________________
  72          AMGN       Amgen Inc.*                                                3.34%              68.97         4,966
 141          BMET       Biomet, Inc.                                               3.33%              35.08         4,946
 108          GILD       Gilead Sciences, Inc.*                                     3.35%              46.04         4,972
  76          JNJ        Johnson & Johnson                                          3.31%              64.79         4,924
  94          MDT        Medtronic, Inc.                                            3.33%              52.53         4,938
 183          PFE        Pfizer Inc.                                                3.34%              27.12         4,963
  93          DGX        Quest Diagnostics Incorporated                             3.32%              52.98         4,927
 163          TEVA       Teva Pharmaceutical Industries Ltd. (ADR) (3)              3.33%              30.29         4,937
  94          UNH        UnitedHealth Group Incorporated                            3.32%              52.43         4,928
  70          WLP        WellPoint, Inc.*                                           3.36%              71.21         4,985

              Technology (33.38%):
              ______________________
 288          AMAT       Applied Materials, Inc.                                    3.34%              17.20         4,954
 253          CSCO       Cisco Systems, Inc.*                                       3.33%              19.54         4,944
 124          DELL       Dell Inc.*                                                 3.33%              39.90         4,948
  17          GOOG       Google Inc.*                                               3.36%             293.63         4,992
 179          INTC       Intel Corporation                                          3.34%              27.68         4,955
 196          MSFT       Microsoft Corporation                                      3.34%              25.29         4,957
 283          NOK        Nokia Oyj (ADR) (3)                                        3.34%              17.50         4,953
 361          ORCL       Oracle Corporation*                                        3.33%              13.71         4,949
 219          SYMC       Symantec Corporation*                                      3.33%              22.59         4,947
 162          TXN        Texas Instruments Incorporated                             3.34%              30.65         4,965
                                                                                  _______                         ________
                               Total Investments                                  100.00%                         $148,491
                                                                                  =======                         ========

_____________

See "Notes to Schedules of Investments" on page 16.

                         Schedule of Investments

                   Market Leaders Portfolio, Series 10
                                 FT 995


                    At the Opening of Business on the
                  Initial Date of Deposit-July 12, 2005


                                                                                  Percentage        Market       Cost of
Number        Ticker Symbol and                                                   of Aggregate      Value per    Securities to
of Shares     Name of Issuer of Securities (1)(4)                                 Offering Price    Share        the Trust (2)
______        _____________________________                                       _________         ______       _________
              Consumer-Discretionary (33.08%):
              _________________________________
 178          CMCSA      Comcast Corporation (Class A)*                            3.69%            $ 30.82      $  5,486
  75          GCI        Gannett Co., Inc.                                         3.71%              73.42         5,506
 263          GPS        The Gap, Inc.                                             3.71%              20.94         5,507
  92          HRB        H&R Block, Inc.                                           3.68%              59.49         5,473
  63          NKE        NIKE, Inc. (Class B)                                      3.69%              87.09         5,487
 123          OSI        Outback Steakhouse, Inc.                                  3.70%              44.69         5,497
 373          PIR        Pier 1 Imports, Inc.                                      3.70%              14.75         5,502
 270          SJR        Shaw Communications Inc. (Class B) (3)                    3.70%              20.34         5,492
   6          WPO        The Washington Post Company (Class B)                     3.50%             868.00         5,208

              Consumer-Staples (14.85%):
              ___________________________
 129          KO         The Coca-Cola Company                                     3.71%              42.77         5,517
 121          COST       Costco Wholesale Corporation                              3.72%              45.64         5,522
 107          G          The Gillette Company                                      3.72%              51.63         5,524
 102          PG         The Procter & Gamble Company                              3.70%              53.90         5,498

              Energy (3.71%):
              _______________
  71          PTR        PetroChina Company Limited (ADR) (3)                      3.71%              77.60         5,510

              Financial Services (26.13%):
              ____________________________
 102          AXP        American Express Company                                  3.70%               53.97        5,505
   2          BRK/B      Berkshire Hathaway Inc. (Class B)*                        3.82%            2,837.00        5,674
  51          MTB        M&T Bank Corporation                                      3.67%              106.84        5,449
 120          MCO        Moody's Corporation                                       3.71%               45.91        5,509
 104          TMK        Torchmark Corporation                                     3.71%               53.00        5,512
  89          WFC        Wells Fargo & Company                                     3.70%               61.73        5,494
  16          WSC        Wesco Financial Corporation                               3.82%              354.51        5,672

              Industrials (11.11%):
              ______________________
 126          ASD        American Standard Companies Inc.                          3.71%               43.77        5,515
 398          SVM        The ServiceMaster Company                                 3.70%               13.82        5,500
 123          USG        USG Corporation* (5)                                      3.70%               44.71        5,499

              Information Technology (7.40%):
              _______________________________
 133          FDC        First Data Corporation                                    3.69%               41.23        5,484
 174          IRM        Iron Mountain Incorporated*                               3.71%               31.67        5,511

              Materials (3.72%):
              ___________________
 109          SEE        Sealed Air Corporation*                                   3.72%               50.66        5,522
                                                                                 _______                         ________
                               Total Investments                                 100.00%                         $148,575
                                                                                 =======                         ========

_____________

See "Notes to Schedules of Investments" on page 16.

                         Schedule of Investments

                     Utilities Portfolio, Series 10
                                 FT 995


                    At the Opening of Business on the
                  Initial Date of Deposit-July 12, 2005


                                                                              Percentage         Market           Cost of
Number        Ticker Symbol and                                               of Aggregate       Value per        Securities to
of Shares     Name of Issuer of Securities (1)(4)                             Offering Price     Share            the Trust (2)
_________     _____________________________________                           _________          ______           _________
              Electric Utilities (68%):
              _________________________
 107          AEE        Ameren Corporation                                      4%              $ 55.65          $  5,955
 267          CNL        Cleco Corporation                                       4%                22.25             5,941
  78          D          Dominion Resources, Inc.                                4%                75.92             5,922
 216          DPL        DPL Inc.                                                4%                27.55             5,951
 124          DTE        DTE Energy Company                                      4%                47.98             5,950
 198          DUK        Duke Energy Corporation                                 4%                30.00             5,940
  77          ETR        Entergy Corporation                                     4%                77.09             5,936
 114          EXC        Exelon Corporation                                      4%                52.15             5,945
 135          FPL        FPL Group, Inc.                                         4%                43.90             5,926
 120          FE         FirstEnergy Corp.                                       4%                49.63             5,956
 202          MDU        MDU Resources Group, Inc.                               4%                29.46             5,951
 190          NST        NSTAR                                                   4%                31.22             5,932
 203          OTTR       Otter Tail Corporation                                  4%                29.20             5,928
  96          PPL        PPL Corporation                                         4%                61.64             5,917
 132          PNW        Pinnacle West Capital Corporation                       4%                45.02             5,943
 137          SCG        SCANA Corporation                                       4%                43.39             5,944
 165          SO         The Southern Company                                    4%                35.92             5,927

              Natural Gas (32%):
              __________________
 152          ATG        AGL Resources Inc.                                      4%                 39.04            5,934
 204          ATO        Atmos Energy Corporation                                4%                 29.05            5,926
  84          EQT        Equitable Resources, Inc.                               4%                 70.64            5,934
 146          KSE        KeySpan Corporation                                     4%                 40.64            5,933
  68          KMI        Kinder Morgan, Inc.                                     4%                 87.08            5,921
 176          OKE        ONEOK, Inc.                                             4%                 33.73            5,936
  84          STR        Questar Corporation                                     4%                 70.99            5,963
 210          UGI        UGI Corporation                                         4%                 28.28            5,939
                                                                              ______                              ________
                               Total Investments                               100%                               $148,450
                                                                              ======                              ========

_____________

See "Notes to Schedules of Investments" on page 16.

Page 15


                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on July 12, 2005. Such purchase contracts are expected to settle within three business days.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of the over-the-counter traded Securities at the Evaluation Time on the business day preceding the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. The cost of the Securities to the Sponsor and the Sponsor's loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to a Trust) are set forth below:

                                                   Cost of
                                                   Securities        Profit
                                                   to Sponsor       (Loss)
                                                   __________       ______
Basic Materials Portfolio, Series 3                $148,737         $(216)
Equity Income Portfolio, Series 8                   148,458            (4)
The Key 3 Portfolio, Series 8                       148,668          (177)
Market Leaders Portfolio, Series 10                 148,752          (177)
Utilities Portfolio, Series 10                      148,620          (170)

(3) This Security represents the common stock of a foreign company which trades directly, or through an American Depositary Receipt (ADR), on a U.S. national securities exchange.

(4) Common stocks of companies headquartered outside the United States comprise the percentage of investments of the Trust as indicated:

Basic Materials Portfolio, Series 3, 20%;
Equity Income Portfolio, Series 8, 12%;
The Key 3 Portfolio, Series 8, 6.67%; and
Market Leaders Portfolio, Series 10, 7.41%.

(5) USG Corporation is currently operating under Chapter 11 of the U.S. Bankruptcy Code.

* This Security has not paid a dividend during the 12 months prior to the Initial Date of Deposit.

                       The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 995, consists of five separate portfolios set forth below:

- Basic Materials Portfolio, Series 3

- Equity Income Portfolio, Series 8

- The Key 3 Portfolio, Series 8

- Market Leaders Portfolio, Series 10

- Utilities Portfolio, Series 10

Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New York as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 1-800-621-1675, EXT. 1.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited a portfolio of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units
("Units").

After the Initial Date of Deposit, we may deposit additional Securities in a Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments" for each Trust), adjusted to reflect the sale, redemption or liquidation of any of the Securities or any stock split or a merger or other similar event affecting the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trusts to buy Securities. If we or an affiliate of ours act as agent to the Trusts, we will be subject to the restrictions under the Investment Company Act of 1940, as amended.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities"), we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                        Portfolios

Each Trust invests in a diversified portfolio of common stocks of companies in the sector or investment focus for which each Trust is named. A diversified portfolio helps to offset the risks normally associated with such an investment, although it does not eliminate them entirely. The companies selected for the Trusts have been researched and evaluated using database screening techniques, fundamental analysis, and the judgment of the Sponsor's research analysts.

Basic Materials Portfolio, Series 3 consists of a portfolio of common stocks of companies engaged in the basic materials sector.

Basic materials companies operate in a wide array of commodity-related businesses. Some examples include chemicals, construction materials, glass, paper, forest and related packaging products, metals, minerals and mining companies.

This sector is cyclical in nature, which is to say that the demand for raw materials and related products is largely driven by economic activity, particularly in the manufacturing sector. When economic activity accelerates in the United States and abroad, the demand for raw materials often rises-as do prices. According to the Organisation for Economic Cooperation and Development, a Paris-based firm that tracks the economic performance of its 30 member countries, U.S. GDP growth is estimated to be 3.6% in 2005.

Raw Material Prices are Rising. As of March 2005, the Manufacturers Alliance/MAPI index of future activity stood at 71 which is considered high relative to the trend of the past 13 years. An index figure above 50 indicates that manufacturing activity generally is expected to increase during the next calendar quarter. MAPI does predict a slight slowdown in 2005 but expects that global growth will rebound in 2006.

According to the U.S. Department of Labor, U.S. inventories, as of March 2005, were well below Y2K levels. The capacity utilization in U.S. factories reflected a nice rebound in 2004. In addition, the price of materials rose sharply since the end of 2002. The Labor Department statistics suggest that prices for materials are relatively high despite the fact that inventories have yet to build and factories are operating well below peak levels.


Based on the composition of the portfolio on the Initial Date of Deposit, Basic Materials Portfolio, Series 3 is considered a Large-Cap Value Trust.


Equity Income Portfolio, Series 8 consists of a diversified portfolio of common stocks. The objective of the Trust is to achieve above-average total return through a combination of capital appreciation and dividend income.

Many investors are aware that stocks have historically provided higher average returns over time than bonds or money market securities. Still, there are those who don't feel comfortable investing in the stock market with all of its potential volatility.

However, there are many approaches to equity investing, including more conservative ones that may reduce your exposure to market volatility.

The objective of our approach is to achieve the potential for long-term growth of capital while seeking to reduce the extreme fluctuations that oftentimes cause investors to flee the market at the wrong time. The principal hallmarks of our approach are an emphasis on value and finding established companies with above-average dividend yields. You should be aware that there is no guarantee that the issuers of the securities included in the trust will declare dividends in the future or that, if declared, they will either remain at current levels or increase over time. The Trust offers investors the following:

- Potential for long-term capital appreciation

- Potential for dividend income

- Diversified exposure to stocks

Why Dividends? Dividends have had a significant impact on stock performance. Consider the historical effect dividends have had on companies in the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"). According to Ibbotson Associates, dividends have provided approximately 41% of the 10.6% average annual total return on the S&P 500 Index from January 1926 through December 2003. The S&P 500 Index is an unmanaged index of 500 stocks used to measure large-cap U.S. stock market performance. The index cannot be purchased directly by investors.

Investing in Value. The advantage of a value approach to selecting stocks is that it seeks to reduce the risk of overpaying for a stock, thus potentially lowering the stocks downside risk and increasing its upside potential.

The Trust may be appropriate for investors seeking both income and the potential for long-term capital growth by taking a value approach to the market.


Based on the composition of the portfolio on the Initial Date of Deposit, Equity Income Portfolio, Series 8 is considered a Large-Cap Value Trust.


The Key 3 Portfolio, Series 8 consists of a portfolio of common stocks of companies in the financial services, healthcare and technology industries. The Trust's objective is to provide investors with the potential for above-average capital appreciation.

The Key 3 Portfolio, Series 8 invests in three sectors that have become the principal drivers behind the United States economy over the last several years-financial services, healthcare and technology. care, and technology. In fact, they now represent the three largest sectors within the S&P 500 Index and account for nearly half of the total market capitalization of the index. The S&P 500 Index is an unmanaged index of 500 stocks widely used to measure large-cap U.S. stock market performance. Many significant trends have had positive influences on these industries, including:

- Industry Consolidation

- The Baby Boom Generation

- An Aging Population

- Technological Innovation

We believe that the complete impact of these trends has yet to fully take shape within each industry.

Financial Services.

- The Baby Boom Generation: According to the U.S. Census Bureau, approximately three out of ten people in the United States are baby boomers. Scores of them have already started, or soon will start, planning for their retirement just as they are entering their peak earning years.

- Consolidation: Improved efficiency, lower operating costs and increased volume are a few of the beneficial products of consolidation. As banks become more efficient in a less regulated environment competition increases as well.

Healthcare.

- The Graying of America: The over-65 segment is expected to expand by about 79% from 2002 through 2025, versus a 21% increase for all Americans over the same period. [US Census Bureau]

- The Human Genome Project: The completion of the Human Genome Project has opened new doors to breakthrough research. At the start of the project in 1990, scientists had discovered fewer than 100 human disease genes. After completion of the project, more than 1,400 disease genes have been identified. [DOEgenomes.org]

Technology.

- Internet Usage: According to the Computer Industry Almanac, it is now estimated that the worldwide Internet population is approximately 934 million people, and that number is forecast to reach 1.35 billion by 2007.

- Broadband Usage: According to Parks Associates, as of March 2005 nearly 33% of all United States households now have broadband access, and nearly 20 million have a home network. Overall home networking continues to grow at a rapid pace.


Based on the composition of the portfolio on the Initial Date of Deposit, The Key 3 Portfolio, Series 8 is considered a Large-Cap Blend Trust.


Market Leaders Portfolio, Series 10 consists of a portfolio of common stocks of well-known blue-chip companies that are widely regarded as front-runners in their respective industries. The Trust's objective is to provide investors with the potential for above-average capital appreciation.

One important advantage that blue-chip companies enjoy over most companies is that they are usually very well capitalized, which has the potential to provide their stockholders with a greater degree of stability and consistent performance over time.

The companies in the portfolio market essential products and services, have skilled management, possess strong balance sheets, and have demonstrated the ability to generate earnings growth. Their products and services often remain in demand, even during periods of slow economic growth.

The Market Leaders Portfolio is diversified across such industries as consumer discretionary, financials, consumer staples and industrials, as well as others.

The following factors support our positive outlook for market leading companies:

- If history is any guide, we believe that the lower interest rate environment that we are in today could serve to boost consumer confidence and increase demand for consumer products and services.

- Manufacturers today are finding more opportunities outside of the United States, where populations are growing rapidly and market penetration is lower. In 1950, about 66% of the world's population lived in developing countries; in 1990, 80% did. By 2010, the figure may approach 82%. [Standard & Poor's Industry Surveys]


Based on the composition of the portfolio on the Initial Date of Deposit, Market Leaders Portfolio, Series 10 is considered a Large-Cap Blend Trust.


Utilities Portfolio, Series 10 consists of a portfolio of common stocks of electric and natural gas companies. The Trust's objective is to provide investors with monthly income and the potential for above-average capital appreciation.

The utility industry was once regarded as a sector with the potential to provide investors with a high degree of stability while generating an above-average level of current income relative to other equities.

Today, the utilities industry is undergoing a radical transformation. The monopolistic, tightly regulated utilities created under trust-busting legislation more than 60 years ago are gradually being exposed to competition, thanks to the National Energy Policy Act of 1992. We believe that deregulation, along with technological advances and the increased desire for customer choice, will likely result in consolidation and greater efficiency within the industry.

Several high profile scandals and unsuccessful ventures into unregulated activities have forced many utility companies to reevaluate their organization and refocus their efforts on their core businesses. Therefore, we believe it is important to know what you own when it comes to investing in utility company stocks. The Utilities Portfolio attempts to accomplish this by investing in a fixed portfolio of companies which we believe are involved in more traditional utility operations as opposed to companies which have expanded aggressively into non-utility businesses.

Industry Convergence. In Standard & Poor's opinion, mergers between members of the natural gas and electric power industries are likely to occur, continuing a trend that has become significant over the last few years. They expect this convergence of industries to result in "total energy providers," enabling companies to expand their customer base by offering them all of their basic energy needs as well as a better package of energy-related products and services. Convergence could also lead to greater corporate efficiencies helping contribute to higher profit margins.


Based on the composition of the portfolio on the Initial Date of Deposit, Utilities Portfolio, Series 10 is considered a Large-Cap Value Trust.


From time to time in the prospectus or in marketing materials we may identify a portfolio's style and capitalization characteristics to describe a Trust. These characteristics are designed to help you better understand how the Trust fits into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and, due to changes in the value of the Securities, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Security's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth stocks are those with high relative price-to-book ratios while value stocks are those with low relative price-to-book ratios. At least 65% of the stocks in a Trust on the Initial Date of Deposit must fall into either the growth or value category for a Trust itself to receive the designation. Trusts that do not meet this criteria are designated as blend Trusts. Both the weighted average market capitalization of a Trust and at least half of the Securities in a Trust must fall into the following ranges to determine its market capitalization designation: Small-Cap-less than $1.5 billion; Mid-Cap- $1.5 billion to $6 billion; Large-Cap-over $6 billion. Trusts, however, may contain individual stocks that do not fall into its stated style or market capitalization designation.

You should be aware that predictions stated herein may not be realized. In addition, the Securities contained in each Trust are not intended to be representative of the selected industry or sector as a whole and the performance of each Trust is expected to differ from that of its comparative industry or sector. Of course, as with any similar investments, there can be no guarantee that the objective of the Trusts will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trusts.

                       Risk Factors

Price Volatility. The Trusts invest in common stocks. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Basic Materials. Because more than 25% of Basic Materials Portfolio, Series 3 is invested in basic materials companies, the Trust is considered concentrated in the basic materials industry. A portfolio concentrated in a single industry may present more risks than a portfolio which is broadly diversified over several industries. General risks of basic materials industry include the general state of the economy, consolidation, domestic and international politics and excess capacity. In addition, basic materials companies may also be significantly affected by volatility of commodity prices, import controls, worldwide competition, liability for environmental damage, depletion of resources, and mandated expenditures for safety and pollution control devices.

Consumer Products Industry. Market Leaders Portfolio, Series 10 is considered to be concentrated in the consumer products industry. General risks of these companies include cyclicality of revenues and earnings, economic recession, currency fluctuations, changing consumer tastes, extensive competition, product liability litigation and increased governmental regulation. Generally, spending on consumer products is affected by the economic health of consumers. A weak economy and its effect on consumer spending would adversely affect consumer products companies.

Financial Services Industry. Equity Income Portfolio, Series 8; The Key 3 Portfolio, Series 8; and Market Leaders Portfolio, Series 10 are each considered to be concentrated in the financial services industry, which includes banks and thrifts, financial services and insurance companies, and investment firms. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets and in commercial and residential real estate loans; and competition from new entrants in their fields of business. Although recently-enacted legislation repealed most of the barriers which separated the banking, insurance and securities industries, these industries are still extensively regulated at both the federal and state level and may be adversely affected by increased regulations.

Banks and thrifts face increased competition from nontraditional lending sources as regulatory changes, such as the recently enacted financial-services overhaul legislation, permit new entrants to offer various financial products. Technological advances such as the Internet allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data.

Brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies are also financial services providers. These companies compete with banks and thrifts to provide traditional financial service products, in addition to their traditional services, such as brokerage and investment advice. In addition, all financial service companies face shrinking profit margins due to new competitors, the cost of new technology and the pressure to compete globally.

Companies involved in the insurance industry are engaged in underwriting, selling, distributing or placing of property and casualty, life or health insurance. Insurance company profits are affected by many factors, including interest rate movements, the imposition of premium rate caps, competition and pressure to compete globally. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality rates. Already extensively regulated, insurance companies' profits may also be adversely affected by increased government regulations or tax law changes.

Healthcare Industry. The Key 3 Portfolio, Series 8 is also considered to be concentrated in healthcare stocks. General risks of such companies involve extensive competition, generic drug sales or the loss of patent protection, product liability litigation and increased government regulation. Research and development costs of bringing new drugs to market are substantial, and there is no guarantee that the product will ever come to market. Healthcare facility operators may be affected by the demand for services, efforts by government or insurers to limit rates, restriction of government financial assistance and competition from other providers.

Technology Industry. The Key 3 Portfolio, Series 8 is also considered to be concentrated in the technology industry. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing and reduced profit margins; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources and fewer experienced management or marketing personnel. Technology company stocks, especially those which are Internet-related, have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. Also, the stocks of many Internet companies have exceptionally high price-to-earnings ratios with little or no earnings histories.

Utility Industry. Utilities Portfolio, Series 10 is considered to be concentrated in the utilities industry. General problems of such issuers include the imposition of rate caps, increased competition due to deregulation, the difficulty in obtaining an adequate return on invested capital or in financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, and the capital market's ability to absorb utility debt. In addition, taxes, government regulation, international politics, price and supply fluctuations, volatile interest rates and energy conservation may cause difficulties for utilities. All of such issuers have been experiencing certain of these problems in varying degrees.


Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Altria Group, Inc., Microsoft Corporation,
Reynolds American Inc. or USG Corporation, or of the industries represented by such issuers, may negatively impact the share prices of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the share prices of the Securities.


Foreign Stocks. Certain of the Securities in certain of the Trusts are issued by foreign companies, which makes these Trusts subject to more risks than if they invested solely in domestic common stocks. These Securities are either directly listed on a U.S. securities exchange or are in the form of American Depositary Receipts ("ADRs") which are listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; and lack of liquidity of certain foreign markets.

                      Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the per Unit price of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trust). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount you can purchase of a Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Maximum Sales Charge.

The maximum sales charge is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 4.95% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee (initially $.395 per Unit). This initial sales charge is initially equal to approximately 1.00% of the Public Offering Price of a Unit, but will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge and creation and development fee payments are made. When the Public Offering Price per Unit exceeds $10.00, the initial sales charge will exceed 1.00% of the Public Offering Price.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charge payments of $.115 per Unit will be deducted from a Trust's assets on approximately the twentieth day of each month from January 20, 2006 through March 20, 2006. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 3.45% of the Public Offering Price.

If you purchase Units after the last deferred sales charge payment has been assessed, your transactional sales charge will consist of a one-time initial sales charge of 4.45% of the Public Offering Price per Unit (equivalent to 4.657% of the net amount invested). The transactional sales charge will be reduced by 1/2 of 1% on each subsequent July 31, commencing July 31, 2006, to a minimum transactional sales charge of 3.00%.

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the Public Offering Price.

Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for "Fee Accounts" as described below), the maximum sales charge is reduced as follows:

                               Your maximum     Dealer
If you invest                  sales charge     concession
(in thousands):*               will be:         will be:
______________                 ____________     ___________
$50 but less than $100         4.70%            3.35%
$100 but less than $250        4.45%            3.25%
$250 but less than $500        3.95%            2.75%
$500 but less than $1,000      2.95%            2.00%
$1,000 or more                 2.05%            1.25%

* The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trusts with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge.

You may use termination proceeds from other unit investment trusts with a similar strategy as the Trusts or redemption or termination proceeds from any unit investment trust we sponsor to purchase Units of the Trusts during the initial offering period at the Public Offering Price less 1.00%. However, if you invest redemption or termination proceeds of $500,000 or more in Units of a Trust, the maximum sales charge on your Units will be limited to the maximum sales charge for the applicable amount invested in the table set forth above. Please note that if you purchase Units of a Trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds. In order to be eligible for this reduced sales charge program, the termination or redemption proceeds used to purchase Units must be derived from a transaction that occurred within 30 days of your Unit purchase. In addition, this program will only be available for investors that utilize the same broker/dealer (or a different broker/dealer with appropriate notification) for both the Unit purchase and the transaction resulting in the receipt of the termination or redemption proceeds used for the Unit purchase. You may be required to provide appropriate documentation or other information to your broker/dealer to evidence your eligibility for this reduced sales charge program.

Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts") will not be assessed the transactional sales charge described in this section on the purchase of Units in the primary market. Certain Fee Accounts Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Accounts Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trusts.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies and dealers may purchase Units at the Public Offering Price less the applicable dealer concession. Immediate family members include spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons.

The Sponsor and certain dealers may establish a schedule where employees, officers and directors of such dealers can purchase Units of a Trust at the Public Offering Price less the established schedule amount, which is designed to compensate such dealers for activities relating to the sale of Units (the "Employee Dealer Concession").

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Accounts Units, you will be credited the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of your Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges are collected than their value at the time they were issued.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). For purposes of valuing Securities traded on The Nasdaq Stock Market, closing sale price shall mean the Nasdaq Official Closing Price ("NOCP") as determined by Nasdaq. However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                   Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the Trust. This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which represent a concession or agency commission of 3.60% of the Public Offering Price per Unit (or 65% of the maximum transactional sales charge for secondary market sales), subject to the reduced concession applicable to volume purchases as set forth in "Public Offering-Discounts for Certain Persons." However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds, this amount will be reduced to 2.60% of the sales price of these Units (2.0% for purchases of $500,000 but less than $1,000,000 and 1.25% for purchases of $1,000,000 or more).

Eligible dealer firms and other selling agents who sell Units of a Trust during the initial offering period in the dollar amounts shown below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price:

 Total Sales per Trust                       Additional
(in millions):                               Concession:
_________________                            ____________
$1 but less than $5                          0.10%
$5 but less than $10                         0.15%
$10 or more                                  0.20%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. Dealers and other selling agents who, during any consecutive 12-month period, sell at least $100 million, $250 million or $500 million worth of primary market units of unit investment trusts sponsored by us will receive a concession of $1,000, $2,500 or $5,000, respectively, in the month following the achievement of this level. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above. Payments of additional concessions described in this and the preceding paragraph may create an incentive for intermediaries and their agents to sell or recommend First Trust products, including these Trusts, over products offered by other sponsors or fund companies.

Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell shares of Units of these Trusts and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing trading or purchasing trading systems to process Unit trades. Payments of such additional compensation, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend a First Trust product, including these Trusts, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding a Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how a Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in each Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of the Trusts (which may show performance net of the expenses and charges the Trusts would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                   The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit of a Trust less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                   The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees, Trustee costs to transfer and record the ownership of Units and costs incurred in annually updating each Trust's registration statement. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                   How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units that we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                   Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee
Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess, other than for excess annual audit costs. The Trustee will pay operating expenses of the Trust from the Income Account if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts, and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts. As Sponsor, we will receive brokerage fees when the Trusts use us (or an affiliate of ours) as agent in buying or selling Securities. Legal and regulatory filing fees and expenses associated with updating a Trust's registration statement yearly are also chargeable to the Trusts.

The fees payable to First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from a Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to a Trust's operating expenses and those fees described above, each Trust may also incur the following charges:

- All legal and annual auditing expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of a Trust;

- Foreign custodial and transaction fees, if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trusts. If there is not enough cash in the Income or Capital Account, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

Each Trust will be audited annually, so long as we are making a secondary market for Units. We will bear the cost of these annual audits to the extent the costs exceed $0.0050 per Unit. Otherwise, such Trust will pay for the audit. You may request a copy of the audited financial statements from the Trustee.

                        Tax Status


Federal Tax Matters.

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trusts. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

This federal income tax summary is based in part on the advice and opinion of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trusts. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Assets of the Trusts.

Each Trust is expected to hold shares of stock in corporations (the "Stocks") that are treated as equity for federal income tax purposes. It is possible that a Trust will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. All of the assets held by a Trust constitute the "Trust Assets." Neither our counsel nor we have analyzed the proper federal income tax treatment of the Trust Assets and thus neither our counsel nor we have reached a conclusion regarding the federal income tax treatment of the Trust Assets.

Trust Status.

If the Trusts are at all times operated in accordance with the documents establishing the Trusts and certain requirements of federal income tax law are met, the Trusts will not be taxed as corporations for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of each of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Assets. This is true even if you elect to have your distributions reinvested into additional Units. In addition, the income from Trust Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or Trust expenses.

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your Units, including sales charges, among the Trust Assets ratably according to their values on the date you acquire your Units. In certain circumstances, however, you may have to adjust your tax basis after you acquire your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits, as discussed below).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These capital gains rates are generally effective for taxable years beginning before January 1, 2009.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

Dividends from Stocks.

Certain dividends received with respect to the Stocks may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied. These special rules relating to the taxation of dividends at capital gains rates generally apply to taxable years beginning before January 1, 2009.

Dividends Received Deduction.

Generally, a domestic corporation owning Units in a Trust may be eligible for the dividends received deducation with respect to such Unit owner's pro rata portion of certain types of dividends received by such Trust from certain domestic corporations.

In-Kind Distributions.

Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust Assets when you redeem your Units or at your Trust's termination. By electing to receive an In-Kind Distribution, you will receive Trust Assets plus, possibly, cash. You will not recognize gain or loss if you only receive whole Trust Assets in exchange for the identical amount of your pro rata portion of the same Trust Assets held by your Trust. However, if you also receive cash in exchange for a Trust Asset or a fractional portion of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional portion.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of your Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by your Trust to the same extent as if you directly paid the expense. You may be required to treat some or all of the expenses of your Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Distributions by a Trust that are treated as U.S. source income (e.g., dividends received on Stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by nonresident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you may not be subject to U.S. federal income taxes, including withholding taxes, on some of the income from your Trust or on any gain from the sale or redemption of your Units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

Some distributions by certain Trusts may be subject to foreign withholding taxes. Any income withheld will still be treated as income to you. Under the grantor trust rules, you are considered to have paid directly your share of any foreign taxes that are paid. Therefore, for U.S. tax purposes, you may be entitled to a foreign tax credit or deduction for those foreign taxes.

Based on the advice of Emmet, Marvin & Martin, LLP, special counsel to the Trusts for New York tax matters, under the existing income tax laws of the State and City of New York, the Trusts will not be taxed as corporations, and the income of each Trust will be treated as the income of the Unit holders in the same manner as for federal income tax purposes. Special rules may apply, however, if a Trust holds assets other than Stocks and the advice of Emmet, Marvin & Martin, LLP does not address such other assets. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.


                     Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                  Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. It is your responsibility to notify the Trustee when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form. All Fee Accounts Units, however, will be held in uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with your signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send you:

- A written initial transaction statement containing a description of your Trust;

- A list of the number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you with the following information:

- A summary of transactions in your Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

             Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital, are credited to the Capital Account of such Trust.

The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Income Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge or pay expenses on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the Internal Revenue Service ("IRS"). You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, you will receive the pro rata share of the money from the sale of the Securities.
However, if you are eligible, you may elect to receive an In-Kind
Distribution as described under "Amending or Terminating the Indenture." You will receive a pro rata share of any other assets remaining in your Trust after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of the Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of your Trust by notifying the Trustee at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of your Trust. There is no transactional sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states.PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                   Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such transaction fees. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if it does not have your TIN, as generally discussed under "Income and Capital Distributions."

If you tender at least 2,500 Units, or such other amount as required by your broker/dealer, for redemption, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Fee Accounts Unit holders must hold their Units through the end of the initial offering period. No In-Kind Distribution requests submitted during the 14 business days prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1.cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2.the aggregate value of the Securities held in a Trust; and

3.dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1.any applicable taxes or governmental charges that need to be paid out of a Trust;

2.any amounts owed to the Trustee for its advances;

3.estimated accrued expenses of a Trust, if any;

4.cash held for distribution to Unit holders of record of a Trust as of the business day before the evaluation being made;

5.liquidation costs for foreign Securities, if any; and

6.other liabilities incurred by a Trust; and

dividing

1.the result by the number of outstanding Units of a Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

             Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- Such factors arise which, in our opinion, adversely affect the tax or exchange control status of the Securities or a Trust;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

- The sale of Securities is necessary or advisable in order to maintain the qualification of a Trust as a "regulated investment company" in the case of a Trust which has elected to qualify as such; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trusts, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed. To get the best price for a Trust we may specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold.

           Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trusts will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information." The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by a Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to registered account holders which will specify how certificates, if any, should be tendered to the Trustee. If a Trust is terminated due to this last reason, we will refund your entire transactional sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you own at least 2,500 Units of a Trust, or such other amount as required by your broker/dealer, the Trustee will send the registered account holders a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive an In-Kind Distribution (reduced by customary transfer and registration charges and subject to any additional restrictions imposed on Fee Accounts by "wrap fee" plans) rather than the typical cash distribution. You must notify the Trustee at least fifteen business days prior to the Mandatory

Termination 15 if you elect this In-Kind Distribution option. If you do not elect to participate in the In-Kind Distribution option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after such Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the Trusts any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

                      Information on
            the Sponsor, Trustee and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $56 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the NASD and Securities Investor Protection
Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number (630) 241-4141. As of December 31, 2004, the total consolidated partners' capital of First Trust Portfolios L.P. and subsidiaries was $31,922,259 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone (800) 813-3074. If you have questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities for the Trusts; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trusts; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                     Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Emmet, Marvin & Martin, LLP acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

The Trusts' statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

                 This page is intentionally left blank.

Page 35


                             First Trust(R)

                   Basic Materials Portfolio, Series 3
                    Equity Income Portfolio, Series 8
                      The Key 3 Portfolio, Series 8
                   Market Leaders Portfolio, Series 10
                     Utilities Portfolio, Series 10
                                 FT 995

                                Sponsor:

                       FIRST TRUST PORTFOLIOS L.P.

                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                          The Bank of New York

                           101 Barclay Street
                        New York, New York 10286
                             1-800-813-3074
                          24-Hour Pricing Line:
                             1-800-784-1069

  This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the Securities and Exchange
                              Commission in
                       Washington, D.C. under the:


- Securities Act of 1933 (file no. 333-125700) and


- Investment Company Act of 1940 (file no. 811-05903)

  Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the Securities and Exchange Commission's Public
Reference Room in Washington D.C. Information regarding the operation of the Commission's Public Reference Room may be obtained by calling the
                      Commission at 1-202-942-8090.

 Information about the Trusts is available on the EDGAR Database on the
                      Commission's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     100 F Street, N.E.
                     Washington, D.C. 20549
     e-mail address: publicinfo@sec.gov


                              July 12, 2005


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 36


                             First Trust(R)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT 995 not found in the prospectus for the Trust. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated July 12, 2005. Capitalized terms have been defined in the prospectus.


                            Table of Contents

Risk Factors
   Securities                                                  1
   Dividends                                                   1
   Foreign Issuers                                             2
Legislation
   Microsoft Corporation                                       2
   Tobacco Industry                                            3
   USG Corporation                                             3
Concentrations
   Basic Materials                                             3
   Consumer Products                                           4
   Financial Services                                          4
   Healthcare                                                  7
   Technology                                                  7
   Utility Companies                                           8
Portfolios
   Basic Materials Portfolio, Series 3                         9
   Equity Income Portfolio, Series 8                          10
   The Key 3 Portfolio, Series 8                              12
   Market Leaders Portfolio, Series 10                        14
   Utilities Portfolio, Series 10                             15

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy.

Foreign Issuers. Since certain of the Securities included in certain Trusts consist of securities of foreign issuers, an investment in the Trusts involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trusts.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trusts of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trusts. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trusts and on the ability of the Trusts to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trusts relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trusts will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trusts will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.


Litigation

Microsoft Corporation. Microsoft Corporation has been engaged in litigation with the U.S. Department of Justice, 20 states and the District of Columbia. A federal appellate court affirmed a district court finding of liability against Microsoft for violation of the Sherman Antitrust Act and various state antitrust laws. One state withdrew from the litigation prior to the issuance of liability findings. Another settled its claims in July 2001. The claims of several other states were litigated through liability and have been conditionally settled as to the issue of remedy. On November 1, 2002, a federal district judge approved a settlement between Microsoft, the U.S. Department of Justice and the remaining nine other states and the District of Columbia. The settlement includes various provisions addressing licensing and pricing, middleware programs, retaliation against original equipment manufacturers, release of information and creation of a compliance committee. Microsoft is subject to the terms of the settlement for five years with the possibility of a one-time extension of up to two years.

Federal and state authorities continue to review the legality of Microsoft's licensing practices and potential abuses of its monopoly power. In addition, the European Union is also investigating allegations of Microsoft antitrust violations which may result in additional litigation. It is impossible to predict what impact any future litigation or settlement will have on Microsoft or the value of its stock.

Tobacco Industry. Certain of the issuers of Securities in Equity Income Portfolio, Series 8 may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for healthcare expenditures, aggregate many billions of dollars.

In November 1998, four of the largest tobacco companies in the United States entered into the Tobacco Master Settlement Agreement ("MSA") with 46 states to settle state lawsuits to recover costs associated with treating smoking-related illnesses. According to the MSA, the tobacco industry is projected to pay the settling states in excess of $200 billion over the next 25 years. Four states settled their tobacco cases separately from the MSA.

In March 2001, five states initiated court proceedings to stop R.J. Reynolds Tobacco Company ("R.J. Reynolds") from violating provisions of the MSA. The lawsuits, filed in state courts of Arizona, California, New York, Ohio and Washington, seek enforcement of restrictions on marketing, advertising and promotional activities that R.J. Reynolds agreed to under the terms of the MSA. In June 2002, a California court ruled that R.J. Reynolds unlawfully placed cigarette ads in magazines with a large percentage of readers aged 12-17, in violation of the MSA. As a result, R.J. Reynolds was ordered to pay $20 million in sanctions plus attorneys' fees and costs. An Arizona court also found R.J. Reynolds had violated the MSA. In July 2004, R.J. Reynolds and Brown & Williamson Tobacco Corporation ("B&W") combined R.J. Reynolds and the U.S. assets, liabilities and operations of B&W to form Reynolds American Inc.

On March 21, 2003, an Illinois trial court awarded $10.1 billion to plaintiffs in a class action lawsuit against Altria Group Inc.'s Philip Morris USA division ("Philip Morris"). As a result, Philip Morris was ordered to post a $12 billion bond, the amount of the award plus interest, while the verdict is being appealed. The bond amount that Philip Morris was actually forced to post was approximately $7.2 billion. The size of the award, unless reduced, may put the company at risk for filing for bankruptcy protection. In addition, because Philip Morris accounts for more than half of the annual tobacco-settlement payments to the states under the 1998 MSA, such payments could be in jeopardy. The large amount of the award and bond requirement has also had a negative affect on the company's debt ratings.

Additional pending and future litigation and/or legislation could adversely affect the value, operating revenues, financial position and sustainability of tobacco companies. The Sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such Securities and the value of Units of Trusts containing such Securities.

USG Corporation. USG Corporation ("USG") and its major domestic subsidiaries filed petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code on June 25th, 2001.

Many of the administrative matters related to the bankruptcy filing were successfully resolved in 2001. USG cannot predict or estimate a completion date, but its goal remains to complete the restructuring and emerge from Chapter 11 as quickly as possible, with a comprehensive and final resolution to U.S. Gypsum's asbestos liability. While it is USG's intent to seek a full recovery for creditors, pre-petition creditors may receive under the plan of reorganization less than 100% of the face value of their claims, and the interests of the corporation's equity security holders are likely to be substantially diluted or cancelled in whole or in part.


Concentrations

Basic Materials. An investment in Basic Materials Portfolio, Series 3 should be made with an understanding of the problems and risks inherent in the basic materials industry in general. Companies in the basic materials industry are involved in the production of aluminum, chemicals, commodities, chemicals specialty products, forest products, non-ferrous mining products, paper products, precious metals and steel. Basic materials companies may be affected by the volatility of commodity prices, exchange rates, import controls, worldwide competition, depletion of resources, and mandated expenditures for safety and pollution control devices. In addition, they may be adversely affected by technical progress, labor relations, and governmental regulation. These companies are also at risk for environmental damage and product liability claims. Production of industrial materials often exceeds demand as a result of over-building or economic downturns, which may lead to poor investment returns.

Consumer Products. An investment in Market Leaders Portfolio, Series 10 should be made with an understanding of the problems and risks inherent in an investment in the consumer products industry in general. These include the cyclicality of revenues and earnings, changing consumer demands, regulatory restrictions, product liability litigation and other litigation resulting from accidents, extensive competition (including that of low-cost foreign competition), unfunded pension fund liabilities and employee and retiree benefit costs and financial deterioration resulting from leveraged buy-outs, takeovers or acquisitions. In general, expenditures on consumer products will be affected by the economic health of consumers. A weak economy with its consequent effect on consumer spending would have an adverse effect on consumer products companies. Other factors of particular relevance to the profitability of the industry are the effects of increasing environmental regulation on packaging and on waste disposal, the continuing need to conform with foreign regulations governing packaging and the environment, the outcome of trade negotiations and the effect on foreign subsidies and tariffs, foreign exchange rates, the price of oil and its effect on energy costs, inventory cutbacks by retailers, transportation and distribution costs, health concerns relating to the consumption of certain products, the effect of demographics on consumer demand, the availability and cost of raw materials and the ongoing need to develop new products and to improve productivity.

Financial Services. An investment in Units of Equity Income Portfolio, Series 8; The Key 3 Portfolio, Series 8; and Market Leaders Portfolio, Series 10 should be made with an understanding of the problems and risks inherent in the bank and financial services sector in general. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Bank and thrift institutions had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate. Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act; enacted in August 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991 and the regulations promulgated under these laws. Many of the regulations promulgated pursuant to these laws have only recently been finalized and their impact on the business, financial condition and prospects of the Securities in the Trust's portfolio cannot be predicted with certainty. The Gramm-Leach-Bliley Act repealed most of the barriers set up by the 1933 Glass-Steagall Act which separated the banking, insurance and securities industries. Now banks, insurance companies and securities firms can merge to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation will likely result in increased merger activity and heightened competition among existing and new participants in the field. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations, and legislation to liberalize interstate banking has recently been signed into law. Under the legislation, banks will be able to purchase or establish subsidiary banks in any state, one year after the legislation's enactment. Since mid-1997, banks have been allowed to turn existing banks into branches. Consolidation is likely to continue. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in the Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks and thrifts face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers as has been recently enacted. Among other benefits, the legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on the Trust's portfolio.

The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.

Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multiline insurance companies. Insurance company profits are affected by interest rate levels, general economic conditions, and price and marketing competition. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations; and
(viii) the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables.

The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration by "Potentially Responsible Parties" ("PRP's"). Superfund and the mini-Superfunds ("Environmental Clean-up Laws or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRP's fail to do so, and to assign liability to PRP's. The extent of liability to be allocated to a PRP is dependent on a variety of factors. The extent of clean-up necessary and the assignment of liability has not been fully established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.

While current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.

Companies engaged in investment banking/brokerage and investment management include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Recently, ongoing consolidation in the industry and the strong stock market has benefited stocks which investors believe will benefit from greater investor and issuer activity. Major determinants of future earnings of these companies are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the Securities included in the Trust will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

Healthcare. The Key 3 Portfolio, Series 8 is also considered to be concentrated in common stocks of companies involved in advanced medical devices and instruments, drugs and biotech, healthcare/managed care, hospital management/health services and medical supplies which have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, the termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and may not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic. In addition, healthcare facility operators may be affected by events and conditions including among other things, demand for services, the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party payor programs.

As the population of the United States ages, the companies involved in the healthcare field will continue to search for and develop new drugs, medical products and medical services through advanced technologies and diagnostics. On a worldwide basis, such companies are involved in the development and distributions of drugs, vaccines, medical products and medical services. These activities may make the healthcare and medical services sector very attractive for investors seeking the potential for growth in their investment portfolio. However, there are no assurances that the Trust's objectives will be met.

Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance, incentives for competition in the provision of healthcare services, tax incentives and penalties related to healthcare insurance premiums and promotion of pre-paid healthcare plans. The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Securities in the Trust.

Technology. The Key 3 Portfolio, Series 8 is also considered to be concentrated in common stocks of technology companies. Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment, internet access/information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse effect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. The adoption of any such laws could have a material adverse impact on the Securities in the Trust.

Like many areas of technology, the semiconductor business environment is highly competitive, notoriously cyclical and subject to rapid and often unanticipated change. Recent industry downturns have resulted, in part, from weak pricing, persistent overcapacity, slowdown in Asian demand and a shift in retail personal computer sales toward the low end, or "sub- $1,000" segment. Industry growth is dependent upon several factors, including: the rate of global economic expansion; demand for products such as personal computers and networking and communications equipment; excess productive capacity and the resultant effect on pricing; and the rate of growth in the market for low-priced personal computers.

Utility Companies. An investment in Units of Utilities Portfolio, Series 10 should be made with an understanding of the characteristics of the utility industry and the risks which such an investment may entail. General problems of the public utility industry include risks of increases in fuel and other operating costs; restrictions on operations and increased costs and delays as a result of environmental, nuclear safety and other regulations; regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer; energy conservation; technological innovations which may render existing plants, equipment or products obsolete; the effects of local weather, maturing markets and difficulty in expanding to new markets due to regulatory and other factors; natural or man-made disasters; difficulty obtaining adequate returns on invested capital; the high cost of obtaining financing during periods of inflation; difficulties of the capital markets in absorbing utility debt and equity securities; and increased competition. There is no assurance that such public service commissions will, in the future, grant rate increases or that any such increases will be adequate to cover operating and other expenses and debt service requirements. All of the public utilities which are issuers of the Securities in the portfolio have been experiencing many of these problems in varying degrees. Furthermore, utility stocks are particularly susceptible to interest rate risk, generally exhibiting an inverse relationship to interest rates. As a result, utility stock prices may be adversely affected as interest rates rise. The Sponsor makes no prediction as to whether interest rates will rise or fall or the effect, if any, interest rates may have on the Securities in the portfolio. In addition, federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Securities in the Trust's portfolio to make dividend payments on their Securities.

Utilities are generally subject to extensive regulation by state utility commissions which, for example, establish the rates which may be charged and the appropriate rate of return on an approved asset base, which must be approved by the state commissions. The value of utility company securities may decline as a result of changes to governmental regulation controlling the utilities industry. Adverse regulatory changes could prevent or delay utilities from passing along cost increases to customers, which could hinder a utility's ability to meet its obligations to its suppliers. In 2001, two California public utilities were threatened with involuntary bankruptcy proceedings by their creditors, and one of these utilities filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code of 1978. Certain utilities have had difficulty from time to time in persuading regulators, who are subject to political pressures, to grant rate increases necessary to maintain an adequate return on investment and voters in many states have the ability to impose limits on rate adjustments (for example, by initiative or referendum). Any unexpected limitations could negatively affect the profitability of utilities whose budgets are planned far in advance. In addition, gas pipeline and distribution companies have had difficulties in adjusting to short and surplus energy supplies, enforcing or being required to comply with long-term contracts and avoiding litigation from their customers, on the one hand, or suppliers, on the other.

Mergers in the utility industry may require approval from several federal and state regulatory agencies. These regulatory authorities could, as a matter of policy, reverse the trend toward deregulation and make consolidation more difficult, or cause delay in the merger process, any of which could cause the prices of these securities to fall. Certain of the issuers of the Securities in the Trust may own or operate nuclear generating facilities. Governmental authorities may from time to time review existing, and impose additional, requirements governing the licensing, construction and operation of nuclear power plants. Nuclear generating projects in the electric utility industry have experienced substantial cost increases, construction delays and licensing difficulties. These have been caused by various factors, including inflation, high financing costs, required design changes and rework, allegedly faulty construction, objections by groups and governmental officials, limits on the ability to finance, reduced forecasts of energy requirements and economic conditions. This experience indicates that the risk of significant cost increases, delays and licensing difficulties remain present until completion and achievement of commercial operation of any nuclear project. Also, nuclear generating units in service have experienced unplanned outages or extensions of scheduled outages due to equipment problems or new regulatory requirements sometimes followed by a significant delay in obtaining regulatory approval to return to service. A major accident at a nuclear plant anywhere, such as the accident at a plant in Chernobyl, could cause the imposition of limits or prohibitions on the operation, construction or licensing of nuclear units in the United States.

Portfolios

   Equity Securities Selected for Basic Materials Portfolio, Series 3

Basic Materials Portfolio, Series 3 contains common stocks of the following companies:


Chemicals
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BASF AG (ADR), headquartered in Ludwigshafen, Germany, is a chemical producing group. Its main fields of business are health and nutrition, colorants and finishing products, chemicals, plastics and fibers, and oil and gas.

Celanese Corporation, headquartered in Dallas, Texas, engages in the production and sale of industrial chemicals.

The Dow Chemical Company, headquartered in Midland, Michigan, is a leading manufacturer and supplier of chemicals, plastic materials and agricultural products, and other specialized products and services marketed worldwide.

E.I. du Pont de Nemours and Company, headquartered in Wilmington, Delaware, is a global science and technology company with operations in high-performance materials, specialty chemicals, pharmaceuticals and biotechnology.

Lyondell Chemical Company, headquartered in Houston, Texas, makes and markets a wide variety of petrochemicals, including olefins, polyolefins, methanol, methyl tertiary butyl ether and aromatics, and refined petroleum products, including gasoline, low sulfur diesel, jet fuel, aromatics and lubricants.

NOVA Chemicals Corporation, headquartered in Calgary, Alberta, Canada, is a focused commodity chemical company, producing olefins/polyolefins and styrenics in the United States, Canada, France, the Netherlands and the United Kingdom.

PPG Industries, Inc., headquartered in Pittsburgh, Pennsylvania, makes protective and decorative coatings, flat and fabricated glass, continuous-strand fiber glass products, and chlor-alkali and specialty chemicals.

Praxair, Inc., headquartered in Danbury, Connecticut, is the largest industrial gases company in North and South America. The company produces, sells and distributes atmospheric, process and specialty gases, and high-performance surface coatings to different industries.

RPM International, Inc., headquartered in Medina, Ohio, manufactures and markets protective coatings that are used in waterproofing, general maintenance, flooring systems and coating, corrosion control, and other applications.

Sigma-Aldrich Corporation, headquartered in St. Louis, Missouri, develops, makes and distributes a range of biochemicals, organic chemicals, chromatography products and diagnostic reagents. The company also makes metal products used in the installation and retrofitting of electrical, mechanical and telecommunication applications.

Syngenta AG (ADR), headquartered in Basel, Switzerland, is an agribusiness operating in the crop protection and seeds businesses.

The Valspar Corporation, headquartered in Minneapolis, Minnesota, a multinational paint and coatings manufacturer, manufactures and distributes a broad portfolio of coatings products.

Construction Materials
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Cemex S.A. de C.V. (ADR), headquartered in Monterrey, Mexico, is a global producer and marketer of cement and ready-mix products, with operations primarily concentrated in cement markets across five continents.

Containers & Packaging
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Ball Corporation, headquartered in Broomfield, Colorado, is a manufacturer of metal and plastic packaging, primarily for beverages and foods, and a supplier of aerospace and other technologies and services to commercial customers.

Sealed Air Corporation, headquartered in Saddle Brook, New Jersey, is a global manufacturer of a wide range of protective and specialty packaging materials and systems, including polyurethane packaging systems and foams, air cellular cushioning materials, food packaging materials and others.

Metals & Mining
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Alcoa Inc., headquartered in Pittsburgh, Pennsylvania, makes primary aluminum and fabricated products for the transportation, construction, packaging and other markets.

BHP Billiton Limited (ADR), headquartered in Melbourne, Australia, has interests and operations in minerals exploration, production and processing, oil and gas exploration and development, and steel production and merchandising.

CONSOL Energy Inc., headquartered in Pittsburgh, Pennsylvania, is a multi-fuel energy producer and energy services provider that primarily serves the electric power generation industry in the United States.

Freeport-McMoran Copper & Gold, Inc. (Class B), headquartered in New Orleans, Louisiana, is a copper and gold mining and production company.

Newmont Mining Corporation, headquartered in Denver, Colorado, is a holding company and is principally engaged in gold mining with operations in North America, Australia, Indonesia, New Zealand, South America, Turkey and Uzbekistan.

Nucor Corporation, headquartered in Charlotte, North Carolina, and its subsidiaries are engaged in the manufacture and sale of steel products, including hot-rolled, cold-rolled sheet, galvanized sheet, cold finished and more.

Phelps Dodge Corporation, headquartered in Phoenix, Arizona, is a producer of copper, carbon black and magnet wire, and of continuous-cast copper rod.

Paper & Forest Products
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Georgia-Pacific Corp., headquartered in Atlanta, Georgia, is a manufacturer and distributor of building products as well as a producer of a variety of pulp and paper products (including pulp, communication papers, containerboard, packaging and tissue products).

Temple-Inland Inc., headquartered in Austin, Texas, through its subsidiaries, conducts operations in three groups: Paper, Building Products and Financial Services.

Weyerhaeuser Company, headquartered in Federal Way, Washington, is principally engaged in the growing and harvesting of timber and the manufacture, distribution and sale of forest products, real estate development and construction and other real estate-related activities.


    Equity Securities Selected for Equity Income Portfolio, Series 8

Equity Income Portfolio, Series 8 contains common stocks of the following companies:


Consumer-Staples
________________

Altria Group, Inc., headquartered in New York, New York, is the parent company of Kraft Foods, Philip Morris USA, Philip Morris International and Philip Morris Capital Corporation. The company is the world's largest producer and marketer of consumer packaged goods. Its brand names include "Marlboro," "Oreo," "Kraft," "Maxwell House" and "Nabisco."

Reynolds American Inc., headquartered in Winston-Salem, North Carolina, is a holding company for Reynolds Tobacco, the second largest cigarette manufacturer in the United States, whose major brands include "Doral," "Winston," "Camel," "Salem" and "Vantage."

Unilever Plc (ADR), headquartered in London, England, is the parent company of a group of companies primarily engaged in the business of supplying fast-moving consumer goods in foods, household care and personal product categories.

Energy
_______

BP Plc (ADR), headquartered in London, England, produces and markets crude oil and petroleum products worldwide, is engaged in exploration and field development throughout the world, and is engaged in the manufacture and sale of various petroleum-based chemical products.

Chevron Corporation, headquartered in San Francisco, California, is engaged in fully integrated petroleum operations, chemicals operations, and coal mining through subsidiaries and affiliates worldwide. The company markets its petroleum products under brand names such as "Chevron," "Texaco," "Caltex," "Havoline" and "Delo." The company is also developing businesses in the areas of e-commerce and technology.

Kinder Morgan, Inc., headquartered in Houston, Texas, sells natural gas at retail; provides interstate storing and transporting of natural gas; and gathers, processes, markets, stores and transports natural gas.

Royal Dutch Petroleum Company, headquartered in The Hague, the
Netherlands, produces crude oil, natural gas, chemicals, coal and metals worldwide; and it provides integrated petroleum services in the United States.

Financial Services
__________________

Bank of America Corporation, headquartered in Charlotte, North Carolina, is the holding company for Bank of America and NationsBank and conducts a general banking business in the United States and overseas.

Citigroup Inc., headquartered in New York, New York, operates the largest financial services company in the United States. The company offers consumer, investment and private banking, life insurance, property and casualty insurance and consumer finance products.

First Horizon National Corporation, headquartered in Memphis, Tennessee, is a bank holding company that provides diversified financial services through its principal subsidiary, First Tennessee Bank National
Association, as well as its other banking and banking-related subsidiaries.

JPMorgan Chase & Co., headquartered in New York, New York, conducts business in two broad spheres of activity: global financial services under the "JPMorgan" name, and commercial retail banking under the "Chase" name.

National City Corporation, headquartered in Cleveland, Ohio, is a regional bank holding company operating commercial banks with offices in Ohio, Illinois, Indiana, Michigan, Kentucky and Pennsylvania.

U.S. Bancorp, headquartered in Minneapolis, Minnesota, conducts a commercial bank and trust business through subsidiary U.S. Bank and offers brokerage services through subsidiary U.S. Bancorp Piper Jaffray. The company has locations throughout the Midwest and West.

Wachovia Corporation, headquartered in Charlotte, North Carolina, through subsidiary banks, conducts a banking business in North Carolina, Florida, Georgia and South Carolina.

Washington Mutual, Inc., headquartered in Seattle, Washington, through subsidiaries, provides financial services to individuals and small to mid-sized businesses, including accepting deposits from the general public and making residential and other loans. The company's operations are conducted through offices throughout the United States.

Wells Fargo & Company, headquartered in San Francisco, California, operates a general banking business in a number of states and operates mortgage banking offices throughout the United States. The company also provides consumer finance services throughout the United States and in Canada, the Caribbean, Central America and Guam; and offers various other financial services.

Healthcare
__________

Bristol-Myers Squibb Company, headquartered in New York, New York, through divisions and subsidiaries, produces and distributes pharmaceutical and non-prescription health products, toiletries and beauty aids, and medical devices.

Merck & Co., Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

Materials
_________

PPG Industries, Inc., headquartered in Pittsburgh, Pennsylvania, makes protective and decorative coatings, flat and fabricated glass, continuous-strand fiber glass products, and chlor-alkali and specialty chemicals.

Telecommunication Services
__________________________

BellSouth Corporation, headquartered in Atlanta, Georgia, is a communications company serving customers in 20 countries. The company provides wireline network access services for voice, digital and data, cable and digital TV and advertising services, web design and hosting and Internet access and wireless communications.

SBC Communications Inc., headquartered in San Antonio, Texas, provides landline and wireless telecommunications services and equipment, directory advertising, publishing and cable television services.

Verizon Communications Inc., headquartered in New York, New York, provides wireline voice and data services, wireless services, Internet service and published directory information. The company also provides network services for the federal government including business phone lines, data services, telecommunications equipment and pay phones. The company operates worldwide.

Utilities
__________

Exelon Corporation, headquartered in Chicago, Illinois, is an electric utility holding company for ComEd, PECO Energy Company, Genco and other subsidiaries.

Pinnacle West Capital Corporation, headquartered in Phoenix, Arizona, owns Arizona Public Service Company, an electric utility that provides retail and wholesale electric service to substantially all of Arizona, with the major exceptions of the Tucson metropolitan area and approximately one-half of the Phoenix metropolitan area.

The Southern Company, headquartered in Atlanta, Georgia, through wholly owned subsidiaries, supplies electricity in Alabama, Florida, Georgia and Mississippi; and owns generating units at a large electric generating station which supplies power to certain utility subsidiaries.


      Equity Securities Selected for The Key 3 Portfolio, Series 8

The Key 3 Portfolio, Series 8 contains common stocks of the following companies:


Financial Services
__________________

The Allstate Corporation, headquartered in Northbrook, Illinois, through subsidiaries, writes property-liability insurance, primarily private passenger automobile and homeowners policies. The company also offers life insurance, annuity and group pension products.

American Express Company, headquartered in New York, New York, through subsidiaries, provides travel-related services (including travelers' cheques, American Express cards, consumer lending, tour packages and itineraries, and publications); investors' diversified financial products and services; and international banking services.

Bank of America Corporation, headquartered in Charlotte, North Carolina, is the holding company for Bank of America and NationsBank and conducts a general banking business in the United States and overseas.

Capital One Financial Corporation, headquartered in Falls Church,
Virginia, is a holding company whose principal subsidiaries, Capital One Bank and Capital One, F.S.B., offer consumer lending products.

Citigroup Inc., headquartered in New York, New York, operates the largest financial services company in the United States. The company offers consumer, investment and private banking, life insurance, property and casualty insurance and consumer finance products.

Countrywide Financial Corporation, headquartered in Calabasas,
California, is a holding company that originates, purchases, sells and services mortgage loans through its principal subsidiary, Countrywide Home Loans, Inc.

The Hartford Financial Services Group, Inc., headquartered in Hartford, Connecticut, writes commercial property and casualty insurance, personal automobile and homeowners coverages and a variety of life insurance plans; and reinsures third-party risks. The company's strategy is to focus on five core areas: life insurance, reinsurance, commercial lines property-casualty insurance, personal lines property-casualty insurance, and international operations.

Lehman Brothers Holdings Inc., headquartered in New York, New York, through wholly-owned Lehman Brothers Inc., provides securities underwriting, financial advisory and investment and merchant banking services, securities and commodities trading as principal and agent, and asset management to institutional, corporate, government and high-net-worth individual clients throughout the United States and the world.

Merrill Lynch & Co., Inc., headquartered in New York, New York, through subsidiaries, provides a variety of financial and investment services through offices around the world. The company serves individual and institutional clients with a range of financial services, including personal financial planning, trading and brokering, banking and lending, and insurance.

Wells Fargo & Company, headquartered in San Francisco, California, operates a general banking business in a number of states and operates mortgage banking offices throughout the United States. The company also provides consumer finance services throughout the United States and in Canada, the Caribbean, Central America and Guam; and offers various other financial services.

Healthcare
__________

Amgen Inc., headquartered in Thousand Oaks, California, is a global biotechnology concern which develops, makes and markets human therapeutics based on advanced cellular and molecular biology, including a protein that stimulates red blood cell production and a protein that stimulates white blood cell production.

Biomet, Inc., headquartered in Warsaw, Indiana, and its subsidiaries, make and sell reconstructive and trauma devices, electrical bone growth stimulators, orthopedic support devices, operating room supplies, powered surgical instruments, general surgical instruments, arthroscopy products and cranio/maxillofacial products. The company's products are used primarily by orthopedic medical specialists in both surgical and non-surgical therapy.

Gilead Sciences, Inc., headquartered in Foster City, California, discovers, develops and commercializes treatments for important viral diseases, including a currently available therapy for cytomegalovirus retinitis, and products in development to treat diseases caused by human immunodeficiency virus, hepatitis B virus and influenza virus.

Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells pharmaceuticals, personal healthcare products, medical and surgical equipment, and contact lenses.

Medtronic, Inc., headquartered in Minneapolis, Minnesota, makes and sells implantable cardiac pacemakers, implantable and external defibrillators, heart valves, and other vascular, cardiac and neurological products.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

Quest Diagnostics Incorporated, headquartered in Teterboro, New Jersey, provides diagnostic testing, information and services to physicians, hospitals, managed care organizations, employers and government agencies. The wide variety of tests performed on human tissue and fluids help doctors and hospitals diagnose, treat and monitor disease. The company also conducts research, specializes in esoteric testing using genetic screening and other advanced technologies, performs clinical studies testing, and manufactures and distributes diagnostic test kits and instruments.

Teva Pharmaceutical Industries Ltd. (ADR), headquartered in Petah Tikva, Israel, is a fully integrated global pharmaceutical company producing drugs in all major therapeutic categories.

UnitedHealth Group Incorporated, headquartered in Minnetonka, Minnesota, is aligned into six businesses which work together to provide customers with an integrated set of health and well-being products and services. These businesses include: UnitedHealthcare, Uniprise, Ovations, Specialized Care Services, Ingenix and The Center for Health Care Policy and Evaluation.

WellPoint, Inc., headquartered in Thousand Oaks, California, offers network-based health products, including open access PPO, POS and hybrid products, HMO and specialty products through Blue Cross of California, BCBSGA, and UNICARE.

Technology
__________

Applied Materials, Inc., headquartered in Santa Clara, California, develops, makes, sells and services semiconductor wafer fabrication equipment and related spare parts for the worldwide semiconductor industry.

Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small to medium businesses worldwide.

Dell Inc., headquartered in Round Rock, Texas, designs, develops, makes, sells, services and supports a broad range of computer systems, including desktops, notebooks and servers compatible with industry standards under the "Dell" brand name. The company also sells software, peripheral equipment, and service and support programs.

Google Inc., headquartered in Mountain View, California, provides a web based search engine through its Google.com website. The Company offers a wide range of search options, including web, image, groups, directory and news searches.

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.

Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a range of software products, including scalable operating systems, server applications, worker productivity applications and software development tools. The company also develops the MSN network of Internet products and services.

Nokia Oyj (ADR), headquartered in Espoo, Finland, supplies telecommunications systems and equipment, including mobile phones, battery chargers for mobile phones, computer monitors, multimedia network terminals and satellite receivers. The company provides its products and services worldwide.

Oracle Corporation, headquartered in Redwood Shores, California, designs, develops, markets and supports computer software products with a wide variety of uses, including database management, application development, business intelligence and business applications.

Symantec Corporation, headquartered in Cupertino, California, develops utility software for business and personal computing. The company's products are organized into three business units: remote productivity solutions; security and assistance; and Internet tools, royalties and other.

Texas Instruments Incorporated, headquartered in Dallas, Texas, provides semiconductor products and designs and supplies digital signal processing and analog technologies. The company has worldwide manufacturing and sales operations.

   Equity Securities Selected for Market Leaders Portfolio, Series 10

Market Leaders Portfolio, Series 10 contains common stocks of the following companies:


Consumer-Discretionary
______________________

Comcast Corporation (Class A), headquartered in Philadelphia,
Pennsylvania, operates cable television systems in the United States and the United Kingdom; develops and operates cellular telephone systems in Pennsylvania, Delaware and New Jersey; and provides electronic retailing services.

Gannett Co., Inc., headquartered in McLean, Virginia, is a diversified news and information company that publishes newspapers, operates broadcasting stations and is engaged in marketing, commercial printing, a newswire service, data services and news programming.

The Gap, Inc., headquartered in San Francisco, California, operates specialty retail stores in the United States, Canada, France, Germany, Japan and the United Kingdom. The company's stores sell casual apparel, shoes and other accessories for men, women and children under a variety of brand names, including "Gap," "GapKids," "babyGap," "Banana Republic" and "Old Navy."

H&R Block, Inc., headquartered in Kansas City, Missouri, is a holding company whose subsidiaries provide tax-related services, investment services through broker/dealers, mortgage services, personal productivity software, accounting, and consulting services to business clients.

NIKE, Inc. (Class B), headquartered in Beaverton, Oregon, makes and sells athletic shoes for men, women and children for competitive and recreational wear, and designed for specific sports.

Outback Steakhouse, Inc., headquartered in Tampa, Florida, owns, operates and franchises full-service restaurants under the names
"Outback Steakhouse" and "Carrabba's Italian Grill" throughout the United States and in certain foreign countries.

Pier 1 Imports, Inc., headquartered in Fort Worth, Texas, retails decorative home furnishings, gifts and related items from about 60 countries worldwide. The company operates stores in the United States, Canada, Japan, Mexico, Puerto Rico and the United Kingdom.

Shaw Communications Inc. (Class B), headquartered in Calgary, Alberta, Canada, is a diversified communications company whose core business is providing broadband cable television, Internet and satellite services.

The Washington Post Company (Class B), headquartered in Washington, D.C., is a diversified media organization whose operations consist of newspaper publishing, television broadcasting and magazine publishing.

Consumer-Staples
________________

The Coca-Cola Company, headquartered in Atlanta, Georgia, makes and distributes soft drink concentrates and syrups; and also markets juice and juice-drink products. The company's products are sold in 200 countries and include the leading soft drink products in most of these countries.

Costco Wholesale Corporation, headquartered in Issaquah, Washington, operates a chain of wholesale cash-and-carry membership warehouses that sell high-quality, nationally branded and selected private label merchandise at low prices to businesses and individuals who are members of selected employee groups. The company's warehouses are located in the United States, Canada, Japan, Korea, Mexico, Taiwan and the United Kingdom.

The Gillette Company, headquartered in Boston, Massachusetts, is a worldwide manufacturer of grooming products, writing instruments and correction products, toothbrushes and oral care appliances, and alkaline batteries.

The Procter & Gamble Company, headquartered in Cincinnati, Ohio, manufactures consumer products worldwide, including detergents, fabric conditioners and hard surface cleaners; products for personal cleansing, oral care, digestive health, hair and skin; paper tissue, disposable diapers, and pharmaceuticals; and shortenings, oils, snacks, baking mixes, peanut butter, coffee, drinks and citrus products.

Energy
______

PetroChina Company Limited (ADR), headquartered in Beijing, China, is engaged in many petroleum-related activities, including the exploration, development and production of crude oil and natural gas.

Financial Services
__________________

American Express Company, headquartered in New York, New York, through subsidiaries, provides travel-related services (including travelers' cheques, American Express cards, consumer lending, tour packages and itineraries, and publications); investors' diversified financial products and services; and international banking services.

Berkshire Hathaway Inc. (Class B), headquartered in Omaha, Nebraska, is a holding company with subsidiaries in a variety of business sectors.
The company sells property and casualty insurance and other insurance products. The company also manufactures and markets home cleaning systems; manufactures and sells confectionery products; retails home furnishings; and owns The Buffalo News. (Class B voting rights equal one-two-hundredth (1/200th) of a vote for each share held. Class B dividend rights equal one-thirtieth (1/30th) of the amount declared for each Class A share held.)

M&T Bank Corporation, headquartered in Buffalo, New York, conducts a commercial banking business through offices mainly in New York, Pennsylvania and The Bahamas. The company is a bank holding company that operates through two wholly-owned bank subsidiaries: Manufacturers and Traders Trust Co. (M&T Bank) and M&T Bank, National Association (M&T Bank, N.A.).

Moody's Corporation, headquartered in New York, New York, is a global credit rating, research and risk analysis firm, publishing credit opinions, research and ratings on fixed-income securities, issuers of securities and other credit obligations.

Torchmark Corporation, headquartered in Birmingham, Alabama, an insurance and diversified financial services holding company, provides individual life and supplemental health insurance, annuities and related products.

Wells Fargo & Company, headquartered in San Francisco, California, operates a general banking business in a number of states and operates mortgage banking offices throughout the United States. The company also provides consumer finance services throughout the United States and in Canada, the Caribbean, Central America and Guam; and offers various other financial services.

Wesco Financial Corporation, headquartered in Pasadena, California, through subsidiaries, is engaged in three principal businesses: the insurance business, the furniture rental business, and the steel service center business.

Industrials
___________

American Standard Companies Inc., headquartered in Piscataway, New Jersey, manufactures high quality, brand name air conditioning systems, bathroom and kitchen fixtures, and fittings and braking systems for vehicles.

The ServiceMaster Company, headquartered in Downers Grove, Illinois, is a holding company that provides a variety of specialty services to homeowners and commercial facilities and supportive management services in several markets, including healthcare and education.

USG Corporation, headquartered in Chicago, Illinois, is a manufacturer and distributor of building materials, producing a range of products for use in new residential, new nonresidential, and repair and remodel construction, as well as products used in certain industrial processes.

Information Technology
______________________

First Data Corporation, headquartered in Atlanta, Georgia, provides processing services to issuers of VISA and MasterCards; payment instrument processing services to institutions and consumers; telephone and information processing services; shareholder services; information systems; and data processing.

Iron Mountain Incorporated, headquartered in Boston, Massachusetts,

provides records and information management services, through records management facilities in the United States, Canada, Europe and Latin America.

Materials
_________

Sealed Air Corporation, headquartered in Saddle Brook, New Jersey, is a global manufacturer of a wide range of protective and specialty packaging materials and systems, including polyurethane packaging systems and foams, air cellular cushioning materials, food packaging materials and others.


      Equity Securities Selected for Utilities Portfolio, Series 10

Utilities Portfolio, Series 10 contains common stocks of the following companies:


Electric Utilities
__________________

Ameren Corporation, headquartered in St. Louis, Missouri, is a public utility holding company whose subsidiaries provide electricity and natural gas to customers in Missouri and Illinois.

Cleco Corporation, headquartered in Pineville, Louisiana, a holding company, generates, transmits and distributes electric energy and natural gas in Louisiana.

Dominion Resources, Inc., headquartered in Richmond, Virginia, supplies electricity in Virginia and North Carolina; participates in independent power production projects; acquires and develops natural gas reserves; and offers diversified financial services.

DPL Inc., headquartered in Dayton, Ohio, is the parent company of Dayton Power and Light Company, a public utility that sells electricity to residential, commercial, industrial and governmental customers in West Central Ohio.

DTE Energy Company, headquartered in Detroit, Michigan, is an exempt holding company for The Detroit Edison Company, a public utility engaged in the generation, purchase, transmission, distribution and sale of electric energy in southeastern Michigan.

Duke Energy Corporation, headquartered in Charlotte, North Carolina, provides electric service to about two million customers in North Carolina and South Carolina; operates interstate pipelines that deliver natural gas to various regions of the country; and markets electricity, natural gas and natural gas liquids.

Entergy Corporation, headquartered in New Orleans, Louisiana, is a holding company which engages principally in the following businesses: domestic utility, power marketing and trading, global power development, and domestic nuclear operations.

Exelon Corporation, headquartered in Chicago, Illinois, is an electric utility holding company for ComEd, PECO Energy Company, Genco and other subsidiaries.

FPL Group, Inc., headquartered in Juno Beach, Florida, through subsidiaries, supplies electricity throughout most of the east and lower west coasts of Florida.

FirstEnergy Corp., headquartered in Akron, Ohio, is a holding company whose subsidiaries, Ohio Edison, The Illuminating Company, Pennsylvania Power and Toledo Edison, provide electric utility service to customers in Ohio and Pennsylvania.

MDU Resources Group, Inc., headquartered in Bismarck, North Dakota, through wholly-owned subsidiaries, provides electric and/or natural gas and propane distribution service at retail to communities in North Dakota, eastern Montana, most of South Dakota, and northern Wyoming; owns oil and gas interests throughout the United States and Canada; and installs and repairs electric power lines in the western United States and Hawaii.

NSTAR, headquartered in Boston, Massachusetts, is an energy delivery company whose principal operating segments are the electric and natural gas utilities that provide energy delivery services throughout
Massachusetts.

Otter Tail Corporation, headquartered in Fergus Falls, Montana, operates as a diversified company with interests in electric, health services, manufacturing, plastics and other businesses.

PPL Corporation, headquartered in Allentown, Pennsylvania, is an energy and utility holding company that, through its subsidiaries, generates electricity in power plants in the northeastern and western United States; markets wholesale or retail energy in 42 states and Canada; delivers electricity to customers in the United States, United Kingdom and Latin America; and provides energy services for businesses in the mid-Atlantic and northeastern United States.

Pinnacle West Capital Corporation, headquartered in Phoenix, Arizona, owns Arizona Public Service Company, an electric utility that provides retail and wholesale electric service to substantially all of Arizona, with the major exceptions of the Tucson metropolitan area and approximately one-half of the Phoenix metropolitan area.

SCANA Corporation, headquartered in Columbia, South Carolina, is a public utility holding company engaged in the generation and sale of electricity, as well as in the purchase, sale and transportation of natural gas to wholesale and retail customers in South Carolina.

The Southern Company, headquartered in Atlanta, Georgia, through wholly owned subsidiaries, supplies electricity in Alabama, Florida, Georgia and Mississippi; and owns generating units at a large electric generating station which supplies power to certain utility subsidiaries.

Natural Gas
___________

AGL Resources Inc., headquartered in Atlanta, Georgia, sells and distributes natural gas to customers in Georgia and southeastern
Tennessee. Other energy-related activities include natural gas and electricity marketing, wholesale and retail propane gas sales, consumer products and gas supply services.

Atmos Energy Corporation, headquartered in Dallas, Texas, primarily distributes and sells natural gas to residential, commercial, industrial, agricultural and other customers in service areas located in Texas, Colorado, Georgia, Illinois, Iowa, Kansas, Kentucky, Louisiana, Missouri, Tennessee and Virginia.

Equitable Resources, Inc., headquartered in Pittsburgh, Pennsylvania, is an integrated energy company, with emphasis on Appalachian area natural gas supply, natural gas transmission and distribution and energy management services for customers throughout the United States.

KeySpan Corporation, headquartered in Brooklyn, New York, through subsidiaries, distributes natural gas to customers in the New York City boroughs of Brooklyn, Queens and Staten Island and on Long Island in Nassau and Suffolk counties. The company also generates electricity on Long Island, provides electric services, and provides gas-marketing and energy services.

Kinder Morgan, Inc., headquartered in Houston, Texas, sells natural gas at retail; provides interstate storing and transporting of natural gas; and gathers, processes, markets, stores and transports natural gas.

ONEOK, Inc., headquartered in Tulsa, Oklahoma, supplies natural gas to retail and wholesale customers in Oklahoma; leases pipeline capacity to customers for use in transporting natural gas to their facilities; transports gas for others; explores for and produces natural gas and oil; and extracts and sells natural gas liquids.

Questar Corporation, headquartered in Salt Lake City, Utah, an integrated energy resources and services holding company, operates two divisions: Market Resources (energy development/production, gas gathering/processing) and Regulated Services (interstate gas transmission and storage activities).

UGI Corporation, headquartered in King of Prussia, Pennsylvania, is a holding company that operates propane distribution, gas and electric utility, energy marketing and related businesses through subsidiaries.


We have obtained the foregoing descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

                CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     First  Trust  Portfolios,  L.P. is  covered  by  a  Brokers'
     Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of
     Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits


                               S-1

                           SIGNATURES

     The Registrant, FT 995, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; FT 438; and FT 556 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 995, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on July 12, 2005.

                              FT 995

                              By   FIRST TRUST PORTFOLIOS, L.P.
                                        Depositor



                              By   Jason T. Henry
                                   Senior Vice President


                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                 TITLE*                 DATE

Judith M. Van Kampen       Director            )
                           of The Charger      ) July 12, 2005
                           Corporation, the    )
                           General Partner of  )
                           First Trust         )
                           Portfolios, L.P.    )

Karla M. Van Kampen-Pierre Director            )
                           of The Charger      ) Jason T. Henry
                           Corporation, the    ) Attorney-in-Fact**
                           General Partner of  )
                           First Trust         )
                           Portfolios, L.P.    )

David G. Wisen             Director            )
                           of The Charger      )
                           Corporation, the    )
                           General Partner of  )
                           First Trust         )
                           Portfolios, L.P.    )


       * The title of the person named herein represents his or her capacity in and relationship to First Trust
       Portfolios, L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT 597 (File No. 333-76518) and the same is hereby incorporated herein by this reference.


                               S-3

    CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     We   consent  to  the  use  in  this  Amendment  No.  1   to
Registration Statement No. 333-125700 of FT 995 of our report dated July 12, 2005, appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the caption "Experts" in such Prospectus.



DELOITTE & TOUCHE LLP


Chicago, Illinois
July 12, 2005


                               S-4

                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                               S-5

                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust FT 785 and certain subsequent Series, effective December 9, 2003 among First Trust Portfolios, L.P., as Depositor, The Bank of New York, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.1.1 Form of Trust Agreement for FT 995 and certain subsequent Series, effective July 12, 2005 among First Trust Portfolios, L.P., as Depositor, The Bank of New York, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios, L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3      Copy   of   Amended  and  Restated  Limited  Partnership
         Agreement of First Trust Portfolios, L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of The Charger Corporation, the general partner of First Trust Portfolios, L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios, L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter   Agreement  (incorporated   by   reference   to
         Amendment No. 1 to Form S-6 [File No. 33-48055] filed on behalf of The First Trust Special Situations Trust, Series 19).

2.1 Copy of Certificate of Ownership (included in Exhibit 1.1 filed herewith on page 2 and incorporated herein by reference).


                               S-6

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to the Trustee and the Trust(s), including a consent to the use of its name in the Registration Statement.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Directors listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-
         76518] filed on behalf of FT 597.


                               S-7